UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A (Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under § 240.14a-12

TECHPRECISION CORPORATION

(Name of Registrant as Specified in Its Charter)

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN

WYNNEFIELD CAPITAL MANAGEMENT, LLC

WYNNEFIELD CAPITAL, INC.

NELSON OBUS

JOSHUA H. LANDES

ROBERT D. STRAUS

GENERAL VICTOR E. RENUART JR. (RETIRED)

(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required
☐	Fee paid previously with preliminary materials
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

Wynnefield Partners Small Cap Value, L.P. I AND ITS AFFILIATES
(COLLECTIVELY, THE “WYNNEFIELD GROUP”) AND ROBERT D. STRAUS

To our fellow stockholders,

The Wynnefield Group and Robert D. Straus (collectively, the “Soliciting Group,” “we,” “our” or “us”) and certain of the other participants in this solicitation (as set forth in Annex A) collectively beneficially own approximately 6.6% of the outstanding shares of the common stock of TechPrecision Corporation, a Delaware corporation (“TechPrecision” or the “Company”).

We believe that prompt changes in TechPrecision’s leadership and strategy are necessary to allow the Company to meet its full potential and produce enhanced value for its stockholders.

We have thoughtfully recruited a slate of director candidates (the “Soliciting Group Nominees”) with significant experience in areas such as corporate governance, finance, legislative, regulatory affairs, and mergers and acquisitions. As explained in the attached revised proxy statement, we believe the Soliciting Group Nominees, if elected, will work seamlessly with TechPrecision’s remaining directors to restore stockholder confidence by setting and executing on a value-enhancing strategy. In our view, we have assembled the right slate of nominees for this pivotal moment in the history of TechPrecision.

We urge you to sign, date and return the enclosed BLUE proxy card or BLUE voting instruction form today to vote “FOR” the election of the Soliciting Group Nominees. If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC (“Saratoga”), which is assisting us, at its address and toll free number listed below.

Thank you for your support.

/s/ Nelson J. Obus
Nelson Obus
Wynnefield Partners Small Cap Value, L.P. I

/s/ Robert D. Straus
Robert D. Straus

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of the Soliciting Group’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders Call Toll-Free: (888) 368-0379

Banks and Brokers Call Collect: (212) 257-1311

E-mail: info@saratogaproxy.com

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2024 ANNUAL MEETING OF STOCKHOLDERS
OF
TECHPRECISION CORPORATION

PROXY STATEMENT
OF

Wynnefield Partners Small Cap Value, L.P. I AND ITS AFFILIATES
(COLLECTIVELY, THE “WYNNEFIELD GROUP”) AND ROBERT D. STRAUS

PLEASE SIGN, DATE AND MAIL THE ENCLOSED
BLUE PROXY CARD TODAY

This revised proxy statement (this “Proxy Statement”) and accompanying BLUE proxy card are being furnished to stockholders of TechPrecision Corporation, a Delaware corporation (“TechPrecision” or the “Company”), by the Wynnefield Group and Robert D. Straus (collectively, the “Soliciting Group,” “we,” “our” or “us”) and the other participants in connection with the solicitation of proxies from the holders (the “Stockholders”) of common stock, $0.0001 par value per share (the “Common Stock”) of the Company, at the 2024 annual meeting of Stockholders, scheduled to be held virtually on December 19, 2024, at 10:00 a.m., Eastern Time, at https://www.cstproxy.com/techprecision/2024 (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders held in lieu thereof, the “2024 Annual Meeting”). This Proxy Statement and the enclosed BLUE proxy card are first being mailed to Stockholders on or about November 26, 2024.

This solicitation is being made by the Soliciting Group and certain additional participants herein and not on behalf of the Board of Directors of the Company (the “Board”) or management of the Company.

We believe changes to the composition of the current Board are necessary to ensure that the Company can achieve its full potential. It is our view that the Board requires the addition of new directors who have relevant industry and leadership experience to unlock stockholder value. We have nominated a slate of experienced professionals for election to the Board, each of whom is described in detail in this Proxy Statement: General Victor E. Renuart Jr. and Robert D. Straus (together, the “Soliciting Group Nominees” and each, a “Soliciting Group Nominee”). We are seeking your support at the 2024 Annual Meeting for the following items of business:

(1)	To elect General Renuart and Mr. Straus to the Board as directors for a term of one year, to serve until their respective successors are elected and qualified;

(2)	To vote on the Company’s proposal to approve an amendment to increase the number of shares available for issuance under the Company’s 2016 Long-Term Incentive Plan (the “Incentive Plan”);

(3)	To vote on the Company’s proposal to ratify the selection of CBIZ CPAs P.C. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2025;

(4)	To vote on the Company’s proposal to approve the compensation of the Company’s named executive officers, in an advisory vote; and

(5)	To transact any other business properly brought before the 2024 Annual Meeting.

The Soliciting Group filed a definitive proxy statement in connection with the 2024 Annual Meeting with the Securities and Exchange Commission (the “SEC”) on November 21, 2024, and an amendment to its definitive proxy statement on November 22, 2024 (together, the “Original Proxy Statement”). We are filing this Proxy Statement to revise the Original Proxy Statement with certain additional information that was not available as of the date of filing of the Original Proxy Statement. This Proxy Statement amends, supersedes and replaces entirely the Original Proxy Statement

Through this Proxy Statement and enclosed BLUE proxy card or BLUE voting instruction form, we are soliciting proxies to elect the Soliciting Group Nominees to the Board. Assuming the Soliciting Group Nominees receive sufficient votes to be elected to the Board, your vote to elect the Soliciting Group Nominees will have the legal effect of replacing certain incumbent directors of the Company with the Soliciting Group Nominees. If elected, the Soliciting Group Nominees will constitute two (2) out of the six (6) directors on the Board and there can be no guarantee that the Soliciting Group Nominees will be able to implement the actions that they believe are necessary to unlock stockholder value. Accordingly, the Soliciting Group Nominees, even if voting together, will not be able to adopt any measures without the support of other members of the current Board. However, we believe the election of the Soliciting Group Nominees is an important step in the right direction for enhancing long-term value at the Company. There is no assurance that any of the Company’s nominees will serve as directors if General Renuart and/or Mr. Straus are elected to the Board.

The Soliciting Group and the Company will each be using a universal proxy card for voting on the election of directors at the 2024 Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for less than six (6) nominees or any combination (up to six (6) total) of the Soliciting Group Nominees and the Company’s nominees on the enclosed BLUE proxy card or BLUE voting instruction form. We strongly recommend that you do not use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote. The names, background and qualifications of the Company’s nominees and other information about them can be found in the Company’s proxy statement.

We urge Stockholders to use our BLUE proxy card or BLUE voting instruction form to vote “FOR” the election of General Renuart and Mr. Straus. Stockholders may vote for up to six (6) director nominees on the Soliciting Group’s enclosed BLUE universal proxy card. If Stockholders choose to vote for any of the Company’s nominees, we recommend that Stockholders vote “WITHHOLD” on the election of Robert A. Crisafulli and Richard S. McGowan (each, an “Opposed Company Nominee”) for the reasons described in this Proxy Statement.

The Company’s other nominees are Andrew A. Levy, John A. Moore, Walter M. Schenker, and Alexander Shen (each, an “Other Company Nominee”). We make no recommendation with respect to your votes on the election of the Other Company Nominees.

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IMPORTANTLY, IF YOU MARK MORE THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR SHARES WILL ONLY BE VOTED “FOR” THE NOMINEES YOU HAVE SO MARKED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE TWO (2) SOLICITING GROUP NOMINEES AND “WITHHOLD” ON THE ELECTION OF THE TWO (2) OPPOSED COMPANY NOMINEES AND THE FOUR (4) OTHER COMPANY NOMINEES.

The Company has set the close of business on November 4, 2024, as the record date for determining Stockholders entitled to notice of, and to vote at, the 2024 Annual Meeting (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the 2024 Annual Meeting. Each outstanding share of Common Stock is entitled to one vote on each matter to be voted on at the 2024 Annual Meeting. According to the Company’s definitive proxy statement filed with the SEC on November 26, 2024 on Form DEFC14A (the “Company’s Proxy Statement”), as of the close of business on the Record Date, there were 9,617,525 shares of Common Stock issued and outstanding. The mailing address of the principal executive offices of the Company is 1 Bella Drive, Westminster, MA 01473.

As of the close of business on November 26, 2024, the Participants (as defined below) in this solicitation collectively beneficially own an aggregate of 633,606 shares of Common Stock, of which 633,606 were owned as of the Record Date. The Participants that own Common Stock intend to vote “FOR” the election of General Renuart and Mr. Straus and “WITHHOLD” on the election of the two (2) Opposed Company Nominees and the four (4) Other Company Nominees, “ABSTAIN” on the vote to approve an amendment to increase the number of shares available for issuance under the Company’s 2016 Long-Term Incentive Plan, “FOR” the ratification of the selection of CBIZ CPAs P.C. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2025, and “AGAINST” the advisory vote to approve the compensation of the Company’s named executive officers, as described herein.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card or BLUE voting instruction form today.

We are not aware of any other matters to be brought before the 2024 Annual Meeting other than as described herein. Should other matters, which we are not aware of a reasonable time before this solicitation, be brought before the 2024 Annual Meeting, the persons named as proxies in the enclosed BLUE proxy card or BLUE voting instruction form will vote on such matters in their discretion.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF GENERAL RENUART AND MR. STRAUS AND “WITHHOLD” ON THE ELECTION OF THE TWO (2) OPPOSED COMPANY NOMINEES BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM TODAY. WE MAKE NO RECOMMENDATION WITH RESPECT TO YOUR VOTES ON THE ELECTION OF THE FOUR (4) OTHER COMPANY NOMINEES.

PLEASE SIGN, DATE AND RETURN THE BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM VOTING “FOR” THE ELECTION OF GENERAL RENUART AND MR. STRAUS TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM EVEN IF YOUR SHARES OF COMMON STOCK WERE SOLD AFTER THE RECORD DATE.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE 2024 ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE 2024 ANNUAL MEETING OR BY VOTING AT THE 2024 ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting
this Proxy Statement and our BLUE proxy card are available at:

www.rebuildTPCScredibility.com

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IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. We urge you to sign, date and return the enclosed BLUE proxy card or BLUE voting instruction form today to vote “FOR” the election of General Renuart and Mr. Straus and “WITHHOLD” on the election of the Opposed Company Nominees and in accordance with our recommendations on the other proposals on the agenda for the 2024 Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to the Soliciting Group c/o Saratoga Proxy Consulting LLC (“Saratoga”) in the enclosed envelope today. Stockholders also have the following two options for authorizing a proxy to vote shares of Common Stock registered in their name:

▪ Via the Internet at www.cesvote.com at any time prior to 8:00 a.m., Eastern Time, on the day of the 2024 Annual Meeting, and follow the instructions provided on the BLUE universal proxy card; or

▪ By telephone, by calling (888) 693-8683 at any time prior to 8:00 a.m., Eastern Time, on the day of the 2024 Annual Meeting, and follow the instructions provided on the BLUE universal proxy card.

•	If your shares of Common Stock are held in a brokerage account you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting instruction form, are being forwarded to you by your broker. As a beneficial owner, if you wish to vote, you must instruct your broker how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•	Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed BLUE voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting instruction form.

As we are using a “universal” proxy card containing both the Soliciting Group Nominees as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote.

We strongly urge you NOT to sign or return any proxy cards or voting instruction forms that you may receive from the Company. If you return the white management proxy card or voting instruction form, it will revoke any proxy card or voting instruction form you may have sent to us previously.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of the Soliciting Group’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders Call Toll-Free: (888) 368-0379

Banks and Brokers Call Collect: (212) 257-1311

E-mail: info@saratogaproxy.com

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information in this Proxy Statement and accompanying materials contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “potential,” “targets,” “forecasts,” “seeks,” “could,” “should” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven to be, correct. If one or more of the risks or uncertainties materialize, or if the underlying assumptions of the Soliciting Group or any of the other Participants prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by any of the foregoing that the future plans, estimates or expectations contemplated will ever be achieved, and you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. Except to the extent required by applicable law, neither any of the Soliciting Group nor any Participant will undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements in this Proxy Statement to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Certain statements and information included herein have been sourced from third parties. The Soliciting Group and other Participants do not make any representations regarding the accuracy, completeness or timeliness of such third-party statements or information. Except as may be expressly set forth herein, permission to cite such statements or information has neither been sought nor obtained from such third parties. Any such statements or information should not be viewed as an indication of support from such third parties for the views expressed herein.

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BACKGROUND OF THIS PROXY SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

•	Commencing in April 2014 and July 2023, respectively, Mr. Straus and the Wynnefield Group began accumulating their respective positions in the Common Stock.

•	On November 30, 2023, the Company announced in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the “September 2023 10-Q”), that from March 30, 2023, through September 30, 2023, the Company reported net sales of $15.3 million (compared to net sales of $15.6 million for the same period in the prior year) and a net loss of $1.1 million (compared to a net loss of approximately $110,000 for the same period in the prior year), an amount equivalent to the net loss of $1.0 million for the entire prior fiscal year.[1]

•	On November 29, 2023, the Company filed a Current Report on Form 8-K announcing that it had entered into a stock purchase agreement (the “Votaw SPA”) to acquire all of the outstanding shares of Votaw Precision Technologies, Inc. (“Votaw”) for a total purchase price of $110 million, which included a closing payment of $70 million, seller financing of $15 million and an earnout of up to $25 million.

•	On December 1, 2023, Kane Kessler, P.C. (“Kane Kessler”), counsel to the Wynnefield Group, called McGuireWoods LLP (“McGuireWoods”), the Company’s outside counsel, to express the Wynnefield Group’s dismay regarding the Company’s announcement of its agreement to purchase Votaw without holding a public conference call to explain the Company’s rationale for the proposed acquisition or how it would finance this acquisition for a potential total purchase price of $110 million, given the Company’s then market capitalization of $57 million[2] and limited financial resources.[3]

•	On December 7, 2023, the Wynnefield Group was compelled to deliver a public letter to the Board expressing the Wynnefield Group’s view that, among other things, the Company should hold a public press conference for the benefit of its stockholders to: (i) explain the Company’s strategic direction and reasoning behind the proposed Votaw acquisition; (ii) detail the Company’s claim of synergies amounting to “annual savings of several million dollars in overhead, and millions of dollars in CAPEX over the coming years”;[4] (iii) discuss how the Company expects to finance the Votaw acquisition; and (iv) allow the Company’s stockholders to vote on the Votaw acquisition.

•	On December 11, 2023, the Company issued a press release and filed a Current Report on Form 8-K with the SEC disclosing certain Votaw preliminary financial results for its fiscal year ended October 31, 2023.

•	On December 19, 2023, the Wynnefield Group delivered a second public letter to the Board pursuant to which the Wynnefield Group expressed, among other things, its continuing dismay at what the Wynnefield Group viewed as the Company’s and the Board’s apparent unwillingness to disclose its funding structure for the proposed Votaw acquisition which the Wynnefield Group believes continued to amplify a serious lack of transparency on the part of the Company and the current Board.

•	On January 19, 2024, the Wynnefield Group delivered a third public letter to the Board pursuant to which the Wynnefield Group again requested that the Board commit to allowing the Company’s stockholders to vote on the Votaw acquisition. The Company did not respond to the Wynnefield Group’s request.

•	On February 22, 2024, the Company issued a press release disclosing certain forecasts related to its then pending acquisition of Votaw, including preliminary financial results for the third quarter ended December 31, 2023, but did not disclose how the Company expected to finance the Votaw acquisition.

•	In April 2024, Mr. Nelson Obus, on behalf of the Wynnefield Group, received a phone call from Mr. Andrew Levy, a member of the Company’s Board, requesting that the Wynnefield Group curtail its criticisms of the Votaw acquisition. Mr. Obus agreed.

•	From April 2024 through October 2024, Messrs. Levy and Obus had several phone calls in which they discussed the Votaw acquisition, the Company’s ability to pay for it, and other high-level topics in the industry.

•	On April 8, 2024, the Company filed a Current Report on Form 8-K with the SEC disclosing that on April 2, 2024, pursuant to the Votaw SPA, Doerfer Corporation (“Doerfer”), Votaw’s parent company, delivered written notice to the Company of its election to terminate the Votaw SPA, effective immediately.

•	On June 21, 2024, Mr. Howard Brous, on behalf of Wellington Shields & Co. LLC, a placement agent acting on behalf of the Company, contacted Messrs. Obus and Straus regarding the Wynnefield Group’s interest in participating in a private placement being conducted by the Company. In connection with the Wynnefield Group’s potential participation in such private placement, it agreed to receive certain material nonpublic information concerning the Company and its potential capital raise.

•	On June 25, 2024, Mr. Straus telephoned Mr. Brous to communicate the Wynnefield Group’s willingness to participate in the Company’s private placement on the following terms: (i) $500,000 commitment from the Wynnefield Group at $3.00 per share of the Common Stock requiring no warrants; (ii) maximum capital raise by the Company in the amount of $2,500,000; and (iii) two independent directors chosen by the Wynnefield Group would be included in the Company’s slate of five director nominees up for election at the 2024 Annual Meeting. The Wynnefield Group did not receive a response to their offer.

•	On July 2, 2024, counsel to the Soliciting Group delivered a notice of nomination to the Company nominating General Victor Eugene Renuart, Jr. and Robert D. Straus as candidates for election to the Board at the 2024 Annual Meeting. The Soliciting Group also filed a Schedule 13D with the SEC disclosing the nomination of the Soliciting Group Nominees and detailing the Soliciting Group’s belief that the Soliciting Group Nominees have the required expertise and backgrounds to protect the interests of all of the Company’s stockholders.

•	Also on July 2, 2024, the Soliciting Group, through its counsel, delivered a letter to the Company requesting certain stockholder list materials pursuant to Section 220 of the Delaware General Corporation Law (the “Section 220 Demand”).

1 Per the September 2023 10-Q.

2 Market capitalization calculated based on the September 2023 10-Q.

3 Per the Company’s press release dated November 29, 2023.

4 Per Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 29, 2023.

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•	As of July 2, 2024, the Soliciting Group beneficially owned approximately 7% of the Common Stock outstanding in the aggregate.

•	On July 10, 2024, McGuireWoods, on behalf of the Company, sent a letter to Kane Kessler acknowledging receipt of the Section 220 Demand, as well as provided a draft confidentiality agreement (the “Confidentiality Agreement”) to be entered into with regards to the information requested pursuant to the Section 220 Demand.

•	From July 11, 2024, to July 18, 2024, Kane Kessler and McGuireWoods negotiated the terms of the Confidentiality Agreement.

•	On July 18, 2024, the Company filed a Current Report on Form 8-K with the SEC disclosing that it had received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of its failure to comply with Nasdaq’s continued listing requirements under Nasdaq Listing Rule 5250(c) (the “Rule”) due to the Company’s failure to timely file its Annual Report on Form 10-K for the fiscal year ended March 31, 2024 (the “2024 10-K”).

•	On July 19, 2024, the Company and Wynnefield Partners Small Cap Value, L.P. I (“Wynnefield Partners I”) entered into the Confidentiality Agreement, which provided that the obligations of the parties under the Confidentiality Agreement shall terminate six months after the 2024 Annual Meeting.

•	On July 30, 2024, the Soliciting Group issued a public letter to fellow TechPrecision stockholders (the “July 2024 Letter”) detailing the relevant experience and qualifications of the Soliciting Group Nominees that the Soliciting Group believes are necessary to address the consequences of the Company’s failed acquisition of Votaw, consistent lack of transparency and unfavorable stockholder returns. The July 2024 Letter also disclosed the Soliciting Group’s campaign website at www.rebuildTPCScredibility.com (the “Soliciting Group Website”).

•	On August 9, 2024, the Soliciting Group filed a Form DFAN 14A with the SEC that included revised versions of the July 2024 Letter and screenshots of updates made to the Soliciting Group Website.

•	On August 27, 2024, the Company filed a Current Report on Form 8-K with the SEC disclosing that it had received yet another notice from Nasdaq due to the Company’s failure to timely file both the 2024 10-K and its Quarterly Report for the quarter ended June 30, 2024 (the “June 2024 10-Q”). The Company disclosed that Nasdaq’s notice stated that the Company had until September 16, 2024, to submit to Nasdaq a plan to regain compliance with the Rule.

•	On September 13, 2024, the Company filed its 2024 10-K and disclosed that, among other things, the Company’s auditors had indicated that there is “substantial doubt” about the Company’s ability to continue as a growing concern as well as detailed the potential consequences of the Company’s failure to timely file the June 2024 10-Q, which the Company stated could result in the delisting of the Common Stock.

•	On September 24, 2024, General Renuart participated in a telephonic interview with Mr. Walter M. Schenker, Chairman of the Board’s Nominating and Corporate Governance Committee (the “Governance Committee”).

•	On September 27, 2024, Mr. Straus participated in a telephonic interview with Mr. Schenker.

•	On October 23, 2024, the Company filed its preliminary proxy statement with the SEC in connection with the 2024 Annual Meeting.

•	On October 28, 2024, the Soliciting Group filed its preliminary proxy statement with the SEC in connection with the 2024 Annual Meeting.

•	On November 7, 2024, the Soliciting Group filed its revised preliminary proxy statement with the SEC in connection with the 2024 Annual Meeting.

•	On November 7, 2024, the Company filed the June 2024 10-Q, which stated, among other things, that “[t]he uncertainty associated with the recurring operating losses at Stadco, the revolver loan renewal, the need for alternative financing, and compliance with debt covenants at subsequent measurement dates raise substantial doubt about [the Company’s] ability to continue as a going concern for at least one-year after the date the condensed consolidated financial statements included in [the June 2024 10-Q] are issued.”

•	On November 21, 2024, the Soliciting Group filed its definitive proxy statement with the SEC in connection with the 2024 Annual Meeting.

•	On November 22, 2024, the Company filed its revised preliminary proxy statement with the SEC in connection with the 2024 Annual Meeting.

•	Also on November 22, 2024, the Soliciting Group filed a revised definitive proxy statement with the SEC in connection with the 2024 Annual Meeting.

•	Also on November 22, 2024, the Soliciting Group issued an investor presentation titled ““TechPrecision: A Case of Deteriorated Financial Performance, M&A Debacles, Lack of Transparency, Poor Corporate Governance and Poor Board Quality.”

•	On November 25, 2024, the Soliciting Group sent a letter to stockholders detailing the numerous reasons why it believes immediate change is needed at the Company and why it believes the election of General Renuart and Mr. Straus will help reverse years of chronic underperformance by the Company.

•	Also on November 25, 2024, the Soliciting Group issued a press release discussing the Company’s failure to comply with the Rule due to its inability to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024. The press release highlighted the Soliciting Group’s belief that this repeated failure by the Company, as well as the Company’s continued disclosure of substantial doubt about its ability to continue as a going concern, is a warning that demands immediate action and accountability.

•	On November 26, 2024, the Company filed its definitive proxy statement with the SEC in connection with the 2024 Annual Meeting.

•	Also on November 26, 2024, the Soliciting Group filed this revised definitive proxy statement with the SEC in connection with the 2024 Annual Meeting.

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REASONS FOR THE SOLICITATION

WE BELIEVE THAT CHANGE IN THE BOARD IS NEEDED NOW

The Wynnefield Group are value investors that have beneficially owned shares of Common Stock since July 2023. Mr. Straus is a portfolio manager at the Wynnefield Group and is also an investor for his own account who has owned shares of the Common Stock since April 2014. As of July 2, 2024, the Soliciting Group beneficially owned approximately 7% of the Common Stock outstanding in the aggregate, and we believe that the Soliciting Group and its affiliates are collectively the Company’s largest stockholder as of the date hereof. We have conducted extensive diligence on the Company, and, in recent years, we have watched with disappointment as the Company’s share price has significantly lagged behind the Russell Micro Index (see chart titled “TechPrecision Total Stockholder Return” on page 9 of this Proxy Statement), due to, in our opinion, poor operating performance and ill-advised M&A decisions that led to incremental operating losses and significant stockholder dilution.

As set forth below, the Company’s financial statements as set forth in their SEC filings demonstrate, in our view, a continued deterioration in the Company’s financial performance over the Company’s last three fiscal years5:

Finanical Performance Deteriorated Over Three Years

	FY2022	FY2023	FY2024
	03/31/22	03/31/23	03/31/24
Net Sales	$22,282,495	$31,591,059	$31,431,614
Net (Loss) Income	$(371,672)	$(979,006)	$(7,042,172)
Stadco Net Sales	$7,755,946	$12,250,075	$14,567,287
Stadco Operating (Loss) Income	$(1,124,542)	$(3,905,323)	$(1,981,316)
Cash	$1,052,139	$534,424	$138,402
Current Portion Long-Term Debt	$4,093,079	$1,218,162	$7,558,683
Long-Term Debt	$3,114,935	$4,749,139	$0
Total Long-Term Debt	$7,208,014	$5,967,301	$7,558,683

In our view, this track record demonstrates that certain members of the incumbent Board have not prioritized the interests of stockholders, or that they simply lack the risk management, investment and public company board and senior management experience required to properly serve the Company’s stockholders. We are therefore soliciting your support to elect our two highly qualified, independent Soliciting Group Nominees at the 2024 Annual Meeting, who we believe have the requisite background, experience, and M&A and financial transaction expertise to reposition the Company for success, with an eye towards unlocking stockholder value.

The Soliciting Group’s primary reasons for launching this proxy solicitation are as follows:

Failed M&A Process Led to Significant Stockholder Dilution

In April 2024, the Company announced the termination of its proposed acquisition of Votaw Precision Technologies, Inc. (“Votaw”).6 The failure to complete this transaction resulted in the Company paying a share-based M&A break-up fee to Doerfer Corporation (“Doerfer”), Votaw’s parent company.7 Per the Company’s 2024 10-K, the failed Votaw transaction generated outside advisory fees totaling $1.9 million, which the Company’s Chief Financial Officer noted required the Company to borrow funds to pay for such fees,8 and a break-up fee of $1.1 million, which the Company paid through the issuance of new shares of Common Stock, as of March 31, 2024.9 It was unclear to us how the Company, with limited financial resources and who was already borrowing just to cover outside advisory costs, would pay for the relatively large acquisition of Votaw, even if successfully completed.

5 Per the 2024 10-K and the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2023, filed with the SEC on June 15, 2023 (the “2023 10-K”).

6 Per the Company’s Current Report on Form 8-K filed with the SEC on April 8, 2024.

7 Per the Company’s Current Report on Form 8-K filed with the SEC on April 8, 2024.

8 Per the Company’s 2024 fiscal third quarter conference call held on February 29, 2024.

9 Per the 2024 10-K.

7

⮚	We believe the failed acquisition of Votaw represents poor oversight from the current Board and a lack of business judgement that resulted in significant stockholder dilution.

•	As a result of the failed acquisition, total stockholder dilution was approximately 19%,[10] including:

o	Paying a share-based break-up fee to Doerfer of 320,000 shares of Common Stock (resulting in a dilution of approximately 4% of the Company’s Common Stock).[11]

o	Raising capital through the issuance, on July 3, 2024, of 666,100 shares of Common Stock and warrants to purchase 666,100 shares of Common Stock (the “Private Placement”) to repay the Company’s revolver balance related to fees resulting from the failed Votaw transaction (resulting in a dilution of approximately 15% of the Company’s Common Stock).[12]

o	Pursuant to the Securities Purchase Agreement, dated November 22, 2023, between the Company and Doerfer (the “Securities Purchase Agreement”), a late registration event will result in an incremental monthly payment in cash of 1% of the subscription amount paid by the investors until the event is cured and if such liquidated damages are not paid within seven days after the date payable, the Company will also pay interest at a rate of 12% per annum until the liquidated damages and related interest are fully paid.[13] Pursuant to the Securities Purchase Agreement, a late registration event occurred when the Company failed to have the registration statement for the Private Placement (the “Form S-1”) be declared effective by September 6, 2024.[14] While the Company did recently file an Amendment No. 1 to the Form S-1 on November 8th, more than two months after the deadline in the Securities Purchase Agreement, it expressly states that such filing was only a preliminary prospectus and that the “securities may not be sold until the registration statement filed with the [SEC] is effective.”[15] In our view, the lack of oversight by the current Board and Company management which resulted in the Company’s failure to timely file the 2024 Form 10-K and the June 2024 10-Q was a direct cause of the Company’s inability to have the Form S-1 filed by the deadline provided in the Securities Purchase Agreement and resulted in the Company making unnecessary and costly payments.

⮚	It is clear to us that the incumbent Board was committed to the failed Votaw purchase but was NOT committed to communicating the details to stockholders.

•	At no time did the Company communicate how it intended to pay for this transaction. When asked about the Company’s borrowing of money to pay for legal fees in connection with the potential acquisition, the Company’s Chief Financial Officer stated only that “there have been some borrowings for some of the expenses.”[16]

•	The current Board and Company management never held a public conference call to explain this transaction’s strategic reasoning or answer stockholders’ concerns or inquiries.

•	The current Board decided to continue to pursue the Votaw acquisition past the 45-day walkaway deadline,[17] even though there was no public disclosure on how the Company intended to fund this transaction.

⮚	Considering Votaw’s relatively large purchase price, we believe a review of the Company’s select financials illustrates limited financial flexibility to fund its own operations.

•	During the six-month period prior to the Company announcing on November 29, 2023, that it entered into the purchase agreement to acquire Votaw,[18] the Company generated a net loss of $1.1 million, an amount equivalent to the net loss of $1.0 million for the prior fiscal year. For the six-month period ended September 30, 2023, the Company reported net sales of $15.3 million (compared to net sales of $15.6 million for the same period in the prior year) and a net loss of $1.1 million (compared to a net loss of approximately $110,000 for the same period in the prior year).[19] Furthermore, the balance sheet reported cash and cash equivalents of $0.1 million, long-term debt of $7.0 million and long-term lease liability of $5.5 million.[20]

•	The Company’s fiscal year 2024 financials, as of March 31, 2024, reported net sales of $31.6 million and a net loss of $7.0 million.[21] Other balance sheet highlights, included cash and cash equivalents of $0.1 million, current portion of long-term debt of $7.6 million as well as the current portion of long-term lease liability of $735,871 and long-term lease liability of $4.4 million, totaling $5.1 million.[22]

10 Per the Company’s Current Report on Form 8-K filed with the SEC on April 8, 2024, and the Company’s Current Report on Form 8-K filed with the SEC on July 10, 2024.

11 Per the Company’s Current Report on Form 8-K filed with the SEC on April 8, 2024.

12 Per the Company’s Current Report on Form 8-K filed with the SEC on July 10, 2024.

13 Per Exhibit 10.32 to the 2024 10-K.

14 Per Exhibit 10.32 to the 2024 10-K.

15 Per Amendment No. 1 to the Form S-1, filed with the SEC on November 8, 2024.

16 Per the Company’s 2024 fiscal third quarter conference call held on February 29, 2024.

17 Per Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 29, 2023.

18 Per the Company’s Current Report on Form 8-K filed with the SEC on November 29, 2023.

19 Per the September 2023 10-Q.

20 Per the September 2023 10-Q.

21 Per the 2024 10-K.

22 Per the 2024 10-K.

8

⮚	In addition to the failed acquisition of Votaw, the Company has stated that the lagging acquisition of Stadco is still not fully integrated into the Company’s overall financial reporting structure,[23] and we believe it remains an underperforming asset given reported operating losses during its ownership over three years.[24]

⮚	The total purchase price the Company paid for Stadco was $10.2 million, which then generated operating losses totaling $7.0 million over the Company’s first 32 months of ownership of Stadco.[25]

•	According to the Company’s public filings with the SEC, Stadco generated an operating loss of $1.1 million on net sales of $7.8 million for the fiscal year ended March 31, 2022,[26] an operating loss of $3.9 million on net sales of $12.3 million for the fiscal year ended March 31, 2023 (which was the Company’s first full year of ownership of Stadco)[27] and an operating loss of $2.0 million on net sales of $14.6 million for the fiscal year ended March 31, 2024.[28]

⮚	On May 28, 2024, the Company entered into the Eighth Amendment to its Amended and Restated Loan Agreement with Berkshire Bank, which extended the maturity date to just August 30, 2024, lowered the maximum principal amount to $4.5 million from $5.0 million, and, perhaps most notably, “required that an operational assessment be performed, primarily at Stadco, by an acceptable third-party consultant,”[29] which Loan Agreement was subsequently amended again on September 4, 2024, pursuant to the Ninth Amendment to Amended and Restated Loan Agreement, to extend the maturity date from August 30, 2024 to January 15, 2025. [30]

⮚	The Company completed its equity raise on July 8, 2024, in connection with the failed Votaw transaction, at a price of $3.45 per share,[31] which was approximately 22% lower than the price at which the Company completed its previous equity raise on August 25, 2021, in connection with the Stadco acquisition, at a price of $4.40 per share.[32]

Poor Corporate Governance Structure

We believe new, independent voices are needed on the Board as we seek to improve the Company’s corporate governance practices. We believe the best accepted corporate governance practices would serve stockholders better, attract prospective investors and create incremental stockholder value.

⮚	Board & Committee Meetings

•	According to the Company’s 2023 and 2024 proxy statements, during fiscal year 2023 and 2024, the entire Board as well as the Audit Committee each held four meetings in each fiscal year.[33] Notably, there is no mention of any meetings held by the Governance Committee or the Compensation Committee during this period. We find it alarming that two of the three committees of the Board potentially failed to meet at all during fiscal year 2023 and 2024, especially given the significant oversight responsibilities of the Governance and Compensation Committees on vital aspects of the Company’s business.

⮚	Stockholders’ Rights

•	The Company uses a plurality voting standard and NOT a majority voting standard for uncontested director elections,[34] which means that director nominees that receive the most “FOR” votes to fill the available number of Board seats will be elected to serve for a one-year term. In an uncontested election, where there are no alternatives and the number of nominees matches the number of Board seats available, the Company’s nominees will only need a single vote to be elected. Instead, a majority voting requirement in uncontested elections is generally considered the best accepted corporate governance practice amongst leading proxy advisory firms, including Institutional Shareholder Services Inc. (“ISS”)[35] and Glass Lewis & Co. LLC (“Glass Lewis”), as it gives stockholders the opportunity “to have a voice in determining whether the nominees proposed by the board should actually serve as the overseer-representatives of shareholders in the boardroom.”[36]

23 Per Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 27, 2024.

24 Per the 2024 10-K and the 2023 10-K.

25 Per the 2024 10-K and the 2023 10-K.

26 Per the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2022, filed with the SEC on August 10, 2022.

27 Per the 2023 10-K.

28 Per the 2024 10-K.

29 Per the 2024 10-K.

30 Per the 2024 10-K.

31 Per the Company’s Current Report on Form 8-K filed with the SEC on July 10, 2024.

32 Per the 2023 10-K.

33 Per the Company’s Proxy Statement and the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on August 3, 2023.

34 Per the Company’s Amended and Restated By-Laws.

35 Per ISS’ 2024 Proxy Voting Guidelines.

36 Per Glass Lewis’ 2024 Benchmark Policy Guidelines.

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⮚	Ineffective Internal Controls and Late Public Filings

•	We believe that the current Board’s and management’s ineffective internal controls over the Company’s financial reporting and consistent failure to timely file annual and quarterly reports with the SEC are a substantial risk to stockholders and indicate a significant failure by the Audit Committee to provide effective oversight.

•	Marcum LLP stated in its annual report that there is “substantial doubt about the Company’s ability to continue as a going concern.”[37] While we recognize remediating material weaknesses may require controls tested over a period of time and potential incremental remediation, we also do not believe that stockholders should consistently be waiting passed the filing deadlines for the Company to file annual and quarterly reports, especially when considering the fact that Stadco was acquired three years ago.[38]

•	After evaluating the Company’s disclosure controls and procedures, the Company’s Chief Executive Officer and Chief Financial Officer concluded that “[the Company’s] control and procedures were not effective due to the material weaknesses in [the Company’s] internal control over financial reporting…”[39] This evaluation identified the following material weaknesses in the Company’s control over financial reporting:

o	The Company “did not maintain proper controls, processes and procedures over the initial purchase accounting and the fair value accounting associated with [the Company’s] acquisition of Stadco that were adequately designed, documented, and executed to support the accurate and timely reporting of [the Company’s] financial results regarding the initial purchase accounting and the fair value accounting associated with the Stadco acquisition,”[40] and

o	The Company “did not maintain a sufficient complement of tax accounting personnel necessary to perform management review controls related to activities for extracting information to determine the valuation allowance at Stadco on a timely basis. Because of this material weakness, [the Company] made a late or post-closing adjustment to [its] valuation allowance while preparing the consolidated financial statements and footnotes included in this Annual Report on Form 10-K.”[41]

•	The Company’s SEC filings have been consistently late for years and continue to be so as of the date of this Proxy Statement.

o	The Company has received numerous notices from the Listing Qualifications Department of The Nasdaq Stock Market LLC stating that the Company is not in compliance.[42] We believe that delayed SEC filings with critical information erode stockholders’ confidence in the Company’s operations and financial reporting processes.

o	We believe that timely reporting is important for a company’s public reputation and credibility, and it is clear to us that the apparent inability to timely file material SEC filings poses serious risks for the Company and stockholders, and that the Company’s repeated failure to do so shows a significant lack of oversight by the current Board and management.

o	We believe that a recent filing left stockholders confused as to the date of the 2024 Annual Meeting after the Company issued a press release on October 14, 2024, announcing December 19, 2024 as the 2024 Annual Meeting date, and then subsequently filed a Current Report on Form 8-K on October 15, 2024, incorrectly advising that the 2024 Annual Meeting was to be held on December 23, 2024. The Company has since filed a Current Report on Form 8K/A amending the filing to correct the 2024 Annual Meeting Date to December 19, 2024.

⮚	Lack of Transparency into the Compensation of the Company’s Executive Officers

•	We believe that compensation structure and related policies are critically important to maintain appropriate incentives, reward financial performance and monitor corporate morale, which ultimately results in incremental stockholder value. Given the Company’s poor financial performance, lack of transparency into the Company’s executive compensation practices, and general failure to increase stockholder value, we recommend that stockholders vote “AGAINST” the advisory vote on executive compensation on the BLUE proxy card (Proposal 4).

Lack of Transparency

We believe that the current Board has had a consistent lack of transparency, and that the addition of new, independent voices are needed on the Board to achieve better transparency and provide stockholders with a clear idea of where the Company stands. In our opinion, the lack of transparency prevents stockholders from reasonably valuing the Company’s investment risks.

37 Per the 2024 10-K and the 2023 10-K.

38 Per the Company’s Current Report on Form 8-K filed with the SEC on August 30, 2021.

39 Per the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2023, filed with the SEC on March 1, 2024.

40 Per the 2024 10-K and the 2023 10-K.

41 Per the 2024 10-K and the 2023 10-K.

42 Per the Company’s Current Reports on Form 8-K filed with the SEC on March 1, 2024, July 22, 2024, and August 27, 2024.

10

⮚	Votaw Communications

•	We believe that the failed Votaw acquisition was the Company’s predominant example of poor communication with its stockholders. As previously mentioned, the current Board and management never held a conference call to explain the strategic reasoning to stockholders or to address any potential concerns or questions regarding such a significant transaction.

•	After the termination of the Votaw transaction on March 31, 2024, the Company issued an investor presentation that we believe missed a critical component. Management’s long-range plan from fiscal year 2023 to fiscal year 2028 showed only the financial projections of the Stadco and Ranor, Inc. segments,[43] which excludes total enterprise estimates that incorporate corporate overhead considerations. Without the inclusion of corporate overhead expenses, we do not believe that stockholders can reflect on the enterprises’ projections to determine profitability or the lack thereof.

⮚	Failure to Timely File Annual and Quarterly Reports

•	As discussed above, on numerous occasions the Company has failed to timely file its annual or quarterly reports as required by the Nasdaq Listing Rules. We believe that this is a failure by the incumbent Board and Company management and that such lack of disclosure prevents current and prospective stockholders from making informed financial decisions about the Company.

⮚	Investor Relations is a Critical Miss

•	In our experience, public companies typically employ a comprehensive investor relations strategy to communicate with stockholders and maximize stockholder value. We are concerned that the current Board has allowed for the following:

o	The Company has no sell-side analyst research coverage, even after two recent capital raises. In our opinion, analyst research coverage represents an opportunity to enhance the Company’s awareness within the investment community.

o	To our knowledge, Company management does not attend Wall Street-related or industry conferences to meet with existing stockholders or prospective investors in order to increase awareness and broaden the Company’s stockholder base.

o	It is clear to us that a corporate website is an important component to communicating with investors in an efficient and effective manner and is often one of the first stops for new investors and creates an important first impression. We believe that the Company’s website, Techprecision.com, is outdated, unsophisticated and misses several opportunities to be more informative.

New Independent Voices Needed to Reverse Stockholder Losses

The Company’s total stockholder returns are unfavorable in both absolute and relative terms. We believe the Company and the current Board have failed stockholders, and their decisions have resulted in the Company significantly underperforming the market over the past five years.

⮚	TechPrecision Total Stockholder Return

			Russell	Relative
Metric	Time Period	TPCS	Micro Index	Performance
Proposed Votaw Acquisition	11/29/23 to 07/02/24	-47.1%	13.1%	-60.2%
Stadco Acquisition	08/25/21 to 07/02/24	-41.5%	-19.0%	-22.5%
2024 Performance	12/29/23 to 07/02/24	-33.6%	-2.0%	-31.6%
1-Year	07/03/23 to 07/02/24	-53.2%	4.0%	-57.2%
3-Year	07/03/21 to 07/02/24	-31.2%	-22.2%	-9.0%
5-Year	07/03/19 to 07/02/24	-37.7%	30.1%	-67.8%

43 Per the Company’s March 2024 Investor Presentation, available at https://www.techprecision.com/upload/Investor_file/Cover_page.pdf.

11

Source: Bloomberg.

We hope it is clear that urgent change is needed on the Board, as, in our view, the Company’s stockholders should have little confidence that the incumbent Board, as currently composed, will take the steps necessary to enhance stockholder value.

⮚	Soliciting Group Nominees

The Soliciting Group is soliciting your support to elect the two highly-qualified, independent Soliciting Group Nominees at the 2024 Annual Meeting, who the Soliciting Group believes will bring significant expertise to the Board, and independent and constructive insight on how to unlock stockholder value.

If elected, we expect the Soliciting Group Nominees will seek to work constructively with the other members of the Board and the Company’s management team to unlock stockholder value while acting in the best interests of the Company, including through the following:

•	Establishing a comprehensive investors relations strategy to improve communications with existing stockholders and broaden the Company’s awareness to prospective investors;
•	Remedying and establishing internal processes to ensure SEC filings are filed on-time;
•	Reviewing Board processes to implement the best accepted corporate governance processes; and
•	Holding quarterly meetings for the Compensation Committee and Governance Committee.

If elected to the Board, although each Soliciting Group Nominee will be a minority director, each Soliciting Group Nominee is committed to the best interests of the Company and all of the Company’s stockholders. The Soliciting Group believes that the election of the Soliciting Group Nominees would not accelerate any of the Company’s existing obligations. The Soliciting Group further believes that the election of the Soliciting Group Nominees would not provide the Company’s current directors with any additional payments or benefits.

⮚	Targeting Incumbent Directors

The Soliciting Group recommends the Company stockholders “WITHHOLD” votes from two incumbent director nominees, Messrs. Richard McGowan and Robert Crisafulli. Our “WITHHOLD” recommendation against Mr. McGowen, Chair of the Board and Chair of the Compensation Committee, seeks to hold Mr. McGowen accountable for the Company’s poor governance structure and lack of transparency. Our “WITHHOLD” recommendation against Mr. Crisafulli, Chair of the Audit Committee, seeks to hold Mr. Crisafulli responsible for his poor oversight of ineffective internal controls, failure to integrate Stadco after three years of ownership by the Company and consistently late SEC filings. Furthermore, whether it was Mr. McGowen’s lack of leadership of the Board or Mr. Crisafulli’s lack of leadership of the Audit Committee that was responsible for the failed Votaw transaction, we are troubled that the Company engaged in a potential transaction valued at $110 million, declared no way of funding it and even paid related M&A fees with revolver borrowings, while the Company’s auditor warned of a going concern risk.

WE BELIEVE THAT THE ELECTION OF GENERAL RENUART AND MR. STRAUS WILL PROVIDE THE COMPANY WITH HIGHLY-QUALIFIED PERSONS POSSESSING EXTENSIVE LEADERSHIP, FINANCIAL AND PUBLIC COMPANY EXPERTISE THAT WILL SERVE AS AN ASSET TO THE BOARD.

YOUR VOTE IS VERY IMPORTANT!

12

PROPOSAL 1

ELECTION OF DIRECTORS

The Board is currently composed of five (5) directors and, according to the Company’s Proxy Statement, on October 9, 2024, the Board approved an increase in the number of directors from five (5) to six (6) with the newly-created vacancy to be filled at the 2024 Annual Meeting. Accordingly, six (6) director nominees will be elected to the Board at the 2024 Annual Meeting for a term of one year, until his or her successor is duly elected and qualified, or until his or her earlier resignation, removal or death. We are seeking your support at the 2024 Annual Meeting to elect the following Soliciting Group Nominees, each for a term of one year, to serve until their respective successors are elected and qualified: General Victor E. Renuart Jr. and Robert D. Straus.

Assuming the Soliciting Group Nominees receive sufficient votes to be elected to the Board, your vote to elect the Soliciting Group Nominees will have the legal effect of replacing two (2) incumbent directors of the Company with the Soliciting Group Nominees. If elected, the Soliciting Group Nominees will constitute two (2) out of six (6) directors on the Board and there can be no guarantee that the Soliciting Group Nominees will be able to implement the actions that they believe are necessary to unlock stockholder value. Accordingly, the Soliciting Group Nominees, even if voting together, will not be able to adopt any measures without the support of other members of the current Board. However, we believe the election of the Soliciting Group Nominees is an important step in the right direction for enhancing long-term value at the Company.

There is no assurance that any of the Company’s nominees will serve as directors if General Renuart and/or Mr. Straus are elected to the Board.

You should refer to the Company’s Proxy Statement for the names, background, qualifications and other information concerning the Company’s nominees. Stockholders can access the Company’s Proxy Statement and any other relevant documents disclosing this information and any other information and disclosure required to be made by the Company in connection with the 2024 Annual Meeting, without cost, on the SEC’s website at www.SEC.gov.

This Proxy Statement is soliciting proxies to elect the two (2) Soliciting Group Nominees. We have previously provided the required notice to the Company pursuant to the universal proxy rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of the Soliciting Group Nominees other than the Company’s nominees.

THE SOLCITING GROUP’S NOMINEES

The following description sets forth the name, age, present principal occupation and employment and material occupations, positions, offices or employments for the past five (5) years of the Soliciting Group Nominees. The nomination of the Soliciting Group Nominees was made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Soliciting Group Nominees should serve as directors of the Company are also set forth below. This information has been furnished to us by the Soliciting Group Nominees. Each of the Soliciting Group Nominees is a citizen of the United States of America.

General Victor Eugene “Gene” Renuart Jr., U.S. Air Force (Ret.), age 74.

Since November 2011, General Renuart has been the president and founder of The Renuart Group, LLC, a private consulting and project management firm focused on defense, homeland security, efficient energy use, and public-private partnership projects for domestic and international clients. Since January 2014, General Renuart has served on the board of directors and as a member of the finance committee of Griffon Corporation (GFF), a New York Stock Exchange listed company that engages in a wide range of industries including, consumer and professional products, home and building products, defense electronics and specialty plastic films. From August 2010 to January 2012, he served as the senior military advisor to the chief executive officer and vice president-national security of BAE Systems, Inc., a multinational defense, security, and aerospace company. General Renuart previously served as the commander of North American Aerospace Defense Command (NORAD) and United States Northern Command (NORTHCOM) from March 2007 to May 2010. During General Renuart’s tenure in the U.S. Air Force, he also served as a senior military assistant to the Secretary of Defense for Secretaries Donald Rumsfeld and Robert Gates; Director of Strategic Plans and Policy, The Joint Staff; Vice Commander, Pacific Air Forces; and Director of Operations, United States Central Command. In addition, General Renuart currently serves on the board of directors of Kymeta Corp., a private satellite systems manufacturer, Precision Aerospace Holdings, a private aerospace machining corporation, and previously served on the boards of various other private companies in the defense industry.

General Renuart received a Bachelor of Science in Production and Industrial Management from Indiana University – Kelley School of Business as well as a Master of Arts in Psychology from Troy University. He also participated in several Air Force fellowship programs including at The US Army War College and The Johns Hopkins University.

The Soliciting Group believes that General Renuart’s proven military, governmental and corporate leadership record, his extensive experience in multi-national strategic and operational planning, fiscal oversight of large organizations with annual multi-billion dollar budgets as well as his public company and private company board of directors experience provide him with unique skills, insights and qualifications to serve as a member of the Company’s Board of Directors and any of its committees.

As of the date hereof, General Renuart does not own any securities of the Company and has not entered into any transactions in the securities of the Company during the past two years.

13

Robert D. Straus, age 54.

Mr. Straus is an institutional portfolio manager with over 25 years of proven experience investing in and serving as an advisor to C-suite executives of public and private companies. His expertise includes evaluating business and capital allocation strategies as well as advising on executive compensation structure, strategic initiative analysis and corporate governance best practices. Since April 2015, Mr. Straus has served as a portfolio manager at Wynnefield Capital, Inc. (“WCI”) an investment firm specializing in small-cap publicly-traded companies. Since June 2017, Mr. Straus has served on the board of directors of Nature’s Sunshine Products, Inc. (NATR), a NASDAQ Global Market listed company engaged in the manufacturing and direct selling of nutritional and personal care products, where he serves as chairman of the board’s compensation committee and as a member of the board’s governance committee, as well as previously served as chairman of the board’s strategy committee and a member of the board’s audit committee and risk management committee. From January 2018 to October 2022, Mr. Straus served on the board of directors of S&W Seed Company (SANW), a NASDAQ Global Market listed company engaged in the breeding, production, and sale of high-quality seeds for farmers and agricultural producers worldwide, where he served as member of the board’s audit committee and M&A strategy committee. From March 2009 to March 2015, Mr. Straus was employed as a senior equity analyst at Gilford Securities Inc., a brokerage and investment banking firm that offered a range of financial services, including securities trading, investment banking, and advisory services. In addition, Mr. Straus continues to serve from time to time on the boards of various other private and non-profit companies.

Mr. Straus received a Bachelor of Science in Business Administration from the University of Hartford – Barney School of Business and received a Master of Business Administration from Bentley University – McCallum Graduate School of Business.

The Soliciting Group believes that Mr. Straus’ extensive investment, financial, capital allocation and strategic initiative analysis expertise, as well as his significant corporate governance experience serving as a director and board committee member of publicly traded companies provide him with unique skills, insights and qualifications to serve as a member of the Company’s Board of Directors and any of its committees.

As of the date hereof, Mr. Straus owns 200,001 shares of Common Stock. For information regarding Mr. Straus’ transactions in securities of the Company during the past two years, please see Schedule I.

The Soliciting Group has no knowledge of any facts that would prevent the determination by the Board that each Nominee, if elected as a director of the Company, would qualify as an “independent director” within the meaning of (i) NASDAQ listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.

Notwithstanding the foregoing, we acknowledge that no director of a NASDAQ-listed company qualifies as “independent” under the NASDAQ listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, we acknowledge that if any Soliciting Group Nominee is elected, the determination of such Soliciting Group Nominee’s independence under the NASDAQ listing standards ultimately rests with the judgment and discretion of the Board. No Soliciting Group Nominee if appointed as a member of the Company’s Audit, Nominating and Corporate Governance and Compensation Committees, would not be independent under any such committee’s applicable independence standards. Furthermore, the Soliciting Group has no knowledge of any facts that would prevent the determination that each of the Soliciting Group Nominees is independent in accordance with the corporate governance standards of the Company, the pertinent NASDAQ listing standards, the requirements of the Investment Act of 1940, as amended, or any other applicable legal requirement. Consequently, the Soliciting Group believes that if the Soliciting Group Nominees are elected, a majority of the directors on the Board will be independent and there will be a sufficient number of independent directors to serve on the Board’s Audit, Nominating and Corporate Governance and Compensation Committees. If the Soliciting Group Nominees are elected, the composition of the Board’s committees will be determined by the Board.

Other than as stated in this Proxy Statement and accompanying materials, there are no arrangements or understandings among the Participants or any other person or persons pursuant to which the nomination of the Soliciting Group Nominees described herein is to be made, other than the consent by each of the Soliciting Group Nominees to be named as a nominee in any proxy statement relating to the 2024 Annual Meeting and to serve as a director of the Company if elected as such at the 2024 Annual Meeting.

The Soliciting Group reserves the right to nominate additional nominees if the Company (1) purports to increase the number of directorships; or (2) makes or announces any changes to the Company’s Amended and Restated By-Laws (the “Bylaws”) or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Soliciting Group Nominees. To the extent that the Company proposes to put up for election more than six (6) nominees at the 2024 Annual Meeting, the Soliciting Group reserves the right to nominate an equal number of additional persons, which the Soliciting Group believes would be an available remedy under Delaware law in response to any attempt by the Company to interfere with the voting rights of the Company’s stockholders. Additional nominations made pursuant to the foregoing are without prejudice to the position of the Soliciting Group that any attempt to change the size of the Board or disqualify any of the Soliciting Group Nominees or any substitute or additional alternate nominees through amendments to the Bylaws or otherwise would constitute unlawful manipulation of the Company’s corporate machinery. If the Soliciting Group appoints an additional nominee, it will make a filing with the SEC that (1) identifies such additional nominee; (2) discloses that such additional nominee has consented to being named in this Proxy Statement, as supplemented, and to serve as a director of the Company, if elected; and (3) includes the information with respect to such additional nominee required to be disclosed under the SEC’s proxy rules, including, without limitation, the disclosure required by Items 5(b) and 7 of Schedule 14A. Only in such case will the shares of Common Stock represented by the enclosed BLUE proxy card be voted for any additional nominee. The Soliciting Group reserves the right to challenge any action by the Company that has, or if consummated would have, the effect of disqualifying any Soliciting Group Nominee or substitute or additional nominee.

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INTERESTS IN THE SOLICITATION AND ARRANGEMENTS AMONG THE PARTICIPANTS

The Soliciting Group Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of the compensation that the Soliciting Group Nominees will receive from the Company as a director, if elected to the Board, and as described below. The Soliciting Group Nominees have not and will not receive any compensation from any one or more individuals or entities comprising the Soliciting Group for their services as directors of the Company, if elected. We expect that the Soliciting Group Nominees, if elected, will be indemnified for their service as directors of the Company to the same extent indemnification is provided to the current directors of the Company under the Bylaws, and the Company’s Certificate of Incorporation, dated as of March 3, 2006 (as amended, modified or supplemented from time to time thereafter, the “Certificate of Incorporation”) and be covered by the policy of insurance which insures the Company’s directors and officers.

Each of the Soliciting Group Nominees has consented to being named as a Soliciting Group Nominee in this Proxy Statement and to serve as a director of the Company, if elected. The Soliciting Group does not expect that any of the Soliciting Group Nominees will be unable to stand for election to the Board or to serve as a director if elected. In the event that a vacancy in the Soliciting Group’s slate of nominees should occur because any Soliciting Group Nominee is unable to serve or for good cause will not serve, the Soliciting Group may appoint a substitute candidate that it selects, and the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for such substitute nominee. If the Soliciting Group appoints a substitute nominee, the Soliciting Group will make a filing with the SEC that (1) identifies such substitute nominee; (2) discloses that such substitute nominee has consented to being named in this Proxy Statement, as supplemented, and to serve as a director of the Company if elected; and (3) includes the information with respect to such substitute nominee required to be disclosed under the SEC’s proxy rules, without limitation, the disclosure required by Items 5(b) and 7 of Schedule 14A. In the event that the Company refuses to permit a substitute nominee as contemplated by this paragraph by reason of the Bylaws or otherwise, the Soliciting Group reserves the right to challenge such Bylaws or the application of such Bylaws to such substitute nominee or take other action in an appropriate legal proceeding.

If elected, the Soliciting Group Nominees, together with the other directors of the Company, will be responsible for managing the business and affairs of the Company. Each director of the Company has an obligation to comply with his or her fiduciary duties under Delaware law. It is possible that circumstances may arise in which the interests of the Soliciting Group, on the one hand, and the interests of other stockholders of the Company, on the other hand, may differ. In that case, the Soliciting Group expects the Soliciting Group Nominees to fully discharge their fiduciary obligations to the Company and its stockholders under Delaware law.

WCI, on behalf of the Wynnefield Group, has entered into indemnification agreements with each of the Soliciting Group Nominees pursuant to which WCI has agreed to indemnify each of the Soliciting Group Nominees against certain claims and costs arising from the Soliciting Group’s solicitation of proxies from the Company’s stockholders in connection with the 2024 Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against any Soliciting Group Nominee in his respective capacity as a director of the Company, if so elected.

Group Agreement

A group agreement (the “Group Agreement”) was entered into as of July 2, 2024, by and among WCI on behalf of itself and its Affiliated Shareholders (as defined in the Group Agreement) (collectively, the “Wynnefield Group”) and Mr. Straus (together with the Wynnefield Parties, the “Soliciting Group”), thereby forming a group under the Exchange Act, which consists of the Wynnefield Group and Mr. Straus. The description of the Group Agreement in this Proxy Statement is qualified in its entirety by reference to the full text of the Group Agreement, a copy of which is filed as Exhibit 99.1 to the Schedule 13D and incorporated by reference as though fully set forth herein.

Under the Group Agreement, each member of the Soliciting Group has agreed to attend the 2024 Annual Meeting and any adjournments, postponements, reschedulings or continuations thereof, in person (through its representatives) or by proxy, such that all shares of Common Stock held by such Soliciting Group member and its affiliates are represented at the 2024 Annual Meeting, and to vote such shares of Common Stock at the 2024 Annual Meeting, in person (through its representatives) or by proxy, as set forth in the Group Agreement. The purpose of the Group Agreement is for the Group to affirmatively vote for the two (2) Soliciting Group Nominees instead of the two (2) incumbent Opposed Company Nominees. Pursuant to the Group Agreement, the Group will not vote any shares of Common Stock at the 2024 Annual Meeting other than as set forth in the Group Agreement.

In addition to the foregoing, under the Group Agreement, each Soliciting Group member has agreed: (i) not to sell, assign, transfer, loan or otherwise dispose of (any such transaction being herein collectively called a “Transfer”), or to advise any of its affiliates to Transfer, all or any of the securities of the Company beneficially owned by it; and (ii) to retain, and not in any way compromise or encumber, the right to vote all securities of the Company beneficially owned by such Soliciting Group member. WCI has agreed to be responsible for the fees and expenses of any proxy solicitation as set forth in the Group Agreement.

The Group Agreement will terminate upon the earlier to occur of (i) February 28, 2025, unless such date is extended by agreement of all of the parties thereto and (ii) the date of the 2024 Annual Meeting at which each of the actions specified in the Group Agreement with respect to which the Soliciting Group will be voted. The Group Agreement further provides that in the event of a dispute or disagreement among the Soliciting Group, Mr. Nelson Obus shall have the sole discretion to make the final determination, which final determination may include, but not be limited to, the termination of the Group Agreement, and any such final determination shall be binding on the Soliciting Group.

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Joint Filing Agreement

A joint filing agreement (the “Joint Filing Agreement”) was entered into as of July 2, 2024, by and among Wynnefield Partners Small Cap Value, L.P. I; Wynnefield Partners Small Cap Value, L.P.; Wynnefield Small Cap Value Offshore Fund, Ltd.; Wynnefield Capital, Inc. Profit Sharing Plan; Wynnefield Capital Management, LLC; WCI; Mr. Nelson Obus; Mr. Joshua Landes; and Mr. Robert D. Straus (collectively, the “Reporting Persons”) pursuant to which each of the Reporting Persons agreed to jointly file the Schedule 13D and any and all future amendments thereto with the SEC. The description of the Joint Filing Agreement in this Proxy Statement is qualified in its entirety by reference to the full text of the Joint Filing Agreement, a copy of which is filed as Exhibit 99.3 to the Schedule 13D and incorporated by reference as though fully set forth herein.

Other than as set forth in this Proxy Statement, including in Annex A and Schedule I (which are incorporated herein by reference), no Participant, or any associate of any Participant, has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2024 Annual Meeting.

According to the Company’s Proxy Statement, a plurality of votes cast is the voting standard for the election of directors, whereby the six (6) nominees receiving the highest number of “FOR” votes shall be elected as directors.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF GENERAL RENUART AND MR. STRAUS AND “WITHHOLD” ON THE ELECTION OF THE TWO (2) OPPOSED COMPANY NOMINEES. WE MAKE NO RECOMMENDATION WITH RESPECT TO YOUR VOTES ON THE ELECTION OF THE FOUR (4) OTHER COMPANY NOMINEES.

WE INTEND TO VOTE “FOR” THE ELECTION OF GENERAL RENUART AND MR. STRAUS AND TO “WITHHOLD” ON THE ELECTION OF THE TWO (2) OPPOSED COMPANY NOMINEES AND THE FOUR (4) OTHER COMPANY NOMINEES.

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PROPOSAL 2

AMENDMENT OF THE 2016 LONG-TERM INCENTIVE PLAN

As discussed in further detail in the Company’s Proxy Statement, at the 2024 Annual Meeting, Stockholders will be asked to approve an amendment (the “Amendment”) to the Incentive Plan. According to the Company’s Proxy Statement, if the Amendment is approved, it will increase the number of shares of Common Stock available for issuance under the Incentive Plan from 1,250,000 shares (adjusted to reflect the 4-for-1 reverse stock split effective on February 23, 2023) to an aggregate of 1,500,000 shares.

As disclosed in the Company’s Proxy Statement, the Incentive Plan currently allows for awards to be granted in the form of incentive stock options, non-qualified stock options, restricted stock awards, restricted stock units and performance awards to employees, directors, consultants, and other individuals who provide services to the Company or its affiliates. To date, non-qualified stock options, incentive stock options and restricted stock have been granted under the Incentive Plan. Subject to adjustment as provided in the Incentive Plan, the maximum number of shares of Common Stock that may be issued in respect of awards under the Incentive Plan is 1,500,000 shares (inclusive of awards issued under the Company’s 2006 Long-Term Incentive Plan (the “2006 Plan”), that remained outstanding as of the effective date of the Incentive Plan), all of which shares may be issued in respect of incentive stock options.

According to the Company’s Proxy Statement, the Board has adopted the Amendment to increase the number of shares available for issuance under the Incentive Plan in order to ensure that the shares remaining under the Incentive Plan will be sufficient to support the Company’s equity incentive programs on a going forward basis.

According to the Company’s Proxy Statement, approval of the Amendment will require the affirmative vote of a majority of the votes cast on this proposal, either in person or by proxy, assuming a quorum is present.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE VOTE TO APPROVE THE AMENDMENT TO THE INCENTIVE PLAN AND INTEND TO VOTE OUR SHARES “ABSTAIN” ON THIS PROPOSAL.

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PROPOSAL 3

RATIFICATION OF THE SELECTION OF CBIZ CPAS P.C. AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2025

The Company’s Proxy Statement asks Stockholders to ratify the appointment of CBIZ CPAs P.C. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2025. On November 1, 2024, CBIZ, Inc. completed its acquisition of Marcum LLP, which was the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024 and prior years. According to the Company’s Proxy Statement, a representative of CBIZ CPAs P.C. is expected to attend the 2024 Annual Meeting via teleconference and will have the opportunity to make a statement and/or respond to appropriate questions from Stockholders present at the 2024 Annual Meeting.

As disclosed in the Company’s Proxy Statement, neither the Bylaws nor the Company’s other governing documents or laws require Stockholder ratification of the appointment of CBIZ CPAs P.C. as the Company’s registered public accounting firm. If the Stockholders fail to ratify the appointment of CBIZ CPAs P.C., the Audit Committee will consider whether to retain CBIZ CPAs P.C. The Company has disclosed that, even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Stockholders.

According to the Company’s Proxy Statement, the affirmative vote of a majority of the votes cast at the 2024 Annual Meeting, either virtually or by proxy, will be required to ratify the appointment of CBIZ CPAs P.C.

WE RECOMMEND YOU VOTE “FOR” THE RATIFICATION OF THE SELECTION OF CBIZ CPAS P.C. AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2025, AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL 4

ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s Proxy Statement, the Company is asking Stockholders to approve, on an advisory basis, the compensation of the Company’s named executive officers as disclosed in the Company’s Proxy Statement, including the section titled “Executive Compensation,” and any related material as required pursuant to Section 14A of Exchange Act. Accordingly, the Board is asking Stockholders to approve the following resolution:

“RESOLVED, that the compensation paid to the Company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the compensation tables and narrative discussion, is hereby approved.”

We do not believe that the Company’s compensation program for its named executive officers is properly aligned with the Company’s performance. As discussed elsewhere in this Proxy Statement, the Company’s share price has consistently lagged behind the Russell Micro Index due to, in our opinion, poor operating performance and ill-advised M&A decisions made, in part, by the Company’s executive officers and other members of management. We believe that stockholders have the opportunity to have their discontent be heard by voting “AGAINST” this proposal and showing management that the ongoing deterioration of the Company’s share price will not be tolerated.

As disclosed in the Company’s Proxy Statement, this vote is advisory, and therefore not binding on the Company or the Board. According to the Company, to the extent there is any significant vote against the compensation of the Company’s named executive officers as disclosed in the Company’s Proxy Statement, the Company will consider Stockholders’ concerns and the Board will evaluate whether any actions are necessary to address those concerns.

According to the Company’s Proxy Statement, approval of the compensation of the Company’s named executive officers, on an advisory basis, requires the affirmative vote of a majority of the votes cast at the 2024 Annual Meeting, either virtually or by proxy, assuming a quorum is present.

WE RECOMMEND THAT STOCKHOLDERS VOTE “AGAINST” THE ADVISORY VOTE ON EXECUTIVE COMPENSATION AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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NO APPRAISAL OR DISSENTER’S RIGHTS

Stockholders will not have rights of appraisal or similar dissenter’s rights with respect to any matters identified in this Proxy Statement to be acted upon at the 2024 Annual Meeting.

VOTING AND PROXY PROCEDURES

Only Stockholders of record on the Record Date will be entitled to notice of and to vote at the 2024 Annual Meeting. Each share of Common Stock is entitled to one vote. Stockholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the 2024 Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the 2024 Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed BLUE proxy cards or BLUE voting instruction forms will be voted at the 2024 Annual Meeting as marked. In the absence of specific instructions, shares of Common Stock represented by properly executed BLUE proxy cards or BLUE voting instruction forms will be voted “FOR” the election of the two (2) Soliciting Group Nominees and “WITHHOLD” on the election of the two (2) Opposed Company Nominees and the four (4) Other Company Nominees, “ABSTAIN” on the vote to approve the Amendment to the Incentive Plan, “FOR” the ratification of the selection of CBIZ CPAs P.C. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2025, “AGAINST” the advisory vote to approve the compensation of the Company’s named executive officers, and in the discretion of the persons named as proxies on all other matters as may properly come before the 2024 Annual Meeting, as described in this Proxy Statement.

The Soliciting Group and TechPrecision will each be using a universal proxy card for voting on the election of directors at the 2024 Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to six (6) nominees in total on the Soliciting Group’s enclosed BLUE proxy card or BLUE voting instruction form.

In connection with the nomination of directors candidates in Proposal 1, Stockholders are permitted to vote for less than six (6) nominees or for any combination (up to six (6) total) of the Soliciting Group Nominees and the Company’s nominees on the BLUE proxy card or BLUE voting instruction form. We therefore urge Stockholders using our BLUE proxy card or BLUE voting instruction form to vote “FOR” both of the two (2) Soliciting Group Nominees.

IMPORTANTLY, IF YOU MARK MORE THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR SHARES WILL ONLY BE VOTED “FOR” THE NOMINEES YOU HAVE SO MARKED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE ELECTION OF THE TWO (2) SOLICITING GROUP NOMINEES AND “WITHHOLD” ON THE ELECTION OF THE TWO (2) OPPOSED COMPANY NOMINEES AND THE FOUR (4) OTHER COMPANY NOMINEES.

In the event that we withdraw our nomination of the Soliciting Group Nominees or abandon its solicitation, any votes cast in favor of the Soliciting Group Nominees will be disregarded and not be counted, whether such vote is provided on the Company’s white proxy card or voting instruction form or our BLUE proxy card or BLUE voting instruction form.

With respect to votes cast in favor of the Company’s nominees or on matters other than the election of directors, in the event that we withdraw our nomination of the Nominees or abandon our solicitation, we will still submit such votes to the independent inspector.

Quorum; Abstentions and Broker Non-Votes; No Discretionary Voting

A quorum of Stockholders is necessary to hold a valid stockholder meeting. According to the Company’s Proxy Statement, a quorum will be present if the holders of at least a majority of the outstanding shares of Common Stock as of the Record Date entitled to vote at the 2024 Annual Meeting either attend the 2024 Annual Meeting virtually or are represented by proxy. Votes withheld, abstentions and broker non-votes will be considered to be represented for purposes of determining a quorum. If there is no quorum, we expect that the chairman of the meeting or the Stockholders holding a majority of the shares present at the 2024 Annual Meeting will adjourn the 2024 Annual Meeting to another date.

At the close of business on the Record Date, there were 9,617,525 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote per share held on the Record Date.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions. Notably, the Company’s Proxy Statement incorrectly states that banks, brokerage firms and other nominees holding shares on behalf of a stockholder who do not receive voting instructions from the beneficial owner by a specified date before the 2024 Annual Meeting (a “broker non-vote”) will have discretionary voting authority with respect to Proposal 3. However, as described in this Proxy Statement, both the Company and the Soliciting Group are soliciting proxies in connection with the proposals to be voted on at the 2024 Annual Meeting. Under applicable rules, if your broker receives proxy materials from both us and the Company, it will not have discretionary authority to vote your shares of Common Stock on any of the proposals at the 2024 Annual Meeting. If you are the beneficial owner of shares of Common Stock that are held of record by a broker and do not provide such holder with voting instructions on matters with respect to which it does not have discretionary authority, there will be a broker non-vote with respect to your shares on each such matter. Therefore, it is critical that you indicate your vote on all proposals if you want your vote to be counted.

We encourage you to vote promptly, even if you plan on attending the 2024 Annual Meeting.

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Votes Required for Approval

What vote is required to elect the Nominees?

According to the Company’s Proxy Statement, a plurality of the votes cast at the 2024 Annual Meeting is required for the election of directors to serve until the next annual meeting of stockholders, or until their successors are duly elected and qualified. This means that the six (6) director nominees who receive the highest number of shares voted “FOR” their election by the Stockholders will be elected to the Board. You are not permitted to cumulate your votes for purposes of electing directors. Brokerage firms do not have authority to vote customers’ non-voted shares held by the firms in street name for the election of the directors.

How many shares of Common Stock must be voted in favor of the other Proposals described in this Proxy Statement?

Approval of the Amendment to the Incentive Plan – According to the Company’s Proxy Statement, approval of the Amendment to the Incentive Plan to increase the number of shares available for issuance thereunder will require the affirmative vote of a majority of the votes cast on this proposal, either in person or by proxy, assuming a quorum is present. Abstentions and broker non-votes will not be counted as votes for or against this proposal and will have no effect on the outcome of the vote.

Ratification of Selection of Public Accounting Firm – According to the Company’s Proxy Statement, approval of the ratification of the appointment of CBIZ CPAs P.C. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2025, will require the affirmative vote of a majority of the votes cast at the 2024 Annual Meeting, either virtually or by proxy, assuming a quorum is present. Abstentions will not be counted as votes for or against this proposal and will have no effect on the outcome of the vote. Broker non-votes will also have no effect on the outcome of this proposal. As discussed above, we believe that the Company’s Proxy Statement incorrectly states that banks, brokerage firms and other nominees holding shares of Common Stock on behalf of a stockholder who do not receive voting instructions from such stockholder by a specified date before the 2024 Annual Meeting will have discretionary authority with respect to this proposal. However, both the Soliciting Group and the Company are soliciting proxies with respect to the proposals to be voted on at the 2024 Annual Meeting, making this a contested solicitation. Under applicable rules, because this solicitation is contested, brokers will not have discretionary authority to vote your shares of Common Stock on any proposal at the 2024 Annual Meeting and there will be a broker non-vote with respect to your shares on each such matter.

Approval of Executive Compensation – According to the Company’s Proxy Statement, approval of the compensation of the Company’s named executive officers, on an advisory basis, will require the affirmative vote of a majority of the votes cast at the 2024 Annual Meeting, either virtually or by proxy, assuming a quorum is present. The vote to approve the compensation of the Company’s named executive officers is advisory, and therefore not binding on the Company or the Board. Abstentions and broker non-votes will not be counted as votes for or against this proposal and will have no effect on the outcome of the vote.

If other matters are properly brought before the 2024 Annual Meeting, the vote required will be determined in accordance with applicable law, the listing standards and rules of the NASAQ, the Certificate of Incorporation, the Bylaws and Delaware law, as applicable.

How to Vote

For Shares Held Directly in the Name of the Stockholder

If you hold your shares in registered form and not through a bank, brokerage firm or other nominee, you may vote your shares in one of four ways:

·	Electronically at the meeting. If you attend the virtual 2024 Annual Meeting, you may vote electronically at the 2024 Annual Meeting. To attend, you must go to the meeting website at https://www.cstproxy.com/techprecision/2024 and enter the 12- or 16-digit control number found on your Internet Notice, BLUE proxy card or voting instruction form. Please note you will only be able to attend, participate and vote in the 2024 Annual Meeting using this website.

·	By Mail. If you requested a printed copy of the proxy materials be mailed to you and choose to vote by mail, complete the BLUE proxy card enclosed with the printed materials, date and sign it, and return it in the postage-paid envelope provided. If you sign your BLUE proxy card and return it without marking any voting instructions, your shares will be voted at the 2024 Annual Meeting for both General Victor Eugene Renuart Jr. and Robert D. Straus, “ABSTAIN” on Proposal 2, “FOR” Proposal 3 and “AGAINST” Proposal 4.

·	By Mobile voting using a smartphone or tablet. If you choose to vote by mobile device, scan the QR Barcode imprinted on the Internet Notice or BLUE proxy card using either a smartphone or tablet, and you will be taken directly to the internet voting site; or

·	By Internet. If you choose to vote electronically over the Internet, visit proxyvote.com and following the instructions on your Internet Notice or BLUE proxy card

For Shares Held Through a Bank, Brokerage Firm or Other Nominee

If you hold your shares through a bank, brokerage firm or other nominee, you will receive instructions from that bank, brokerage firm or other nominee on how to vote. You must follow these instructions in order for your shares to be voted.

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Use of Proxies

A proxy is your legal designation of another person to vote your shares on your behalf at the 2024 Annual Meeting. The person you designate is called a proxy. When you designate someone as your proxy in a written document, that document also is called a proxy or proxy card. The BLUE proxy card accompanying the printed copy of this Proxy Statement is solicited by the Soliciting Group for the 2024 Annual Meeting. By signing and returning it, you will be designating Nelson J. Obus, Stephen Zelkowicz, Ann Marie Mellone and John Ferguson as proxies to vote your shares at the 2024 Annual Meeting based on your direction. You also may designate your proxies and direct your votes by mobile device or over the Internet as described above.

Unless you tell us to vote differently when submitting your vote by mobile device, electronically over the Internet or, if you requested a printed copy of the proxy materials be mailed to you, in your proxy card, we will vote shares represented by signed and returned proxies: (i) “FOR” the election of General Renuart and Mr. Straus and “WITHHOLD” on the election of the Opposed Company Nominees and the Other Company Nominees, (ii) “ABSTAIN” on the adoption of an amendment increasing the number of shares available for issuance under the Incentive Plan; (iii) “FOR” the ratification of our selection of CBIZ CPAs P.C. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2025; and (iv) “AGAINST” the approval of the compensation of the Company’s named executive officers, in an advisory vote. We do not now know of any other matters to come before the 2024 Annual Meeting. If they do, proxy holders will vote shares represented by proxies according to their best judgment.

What should I do in order to vote for the Soliciting Group Nominees in Proposal 1 and to vote in connection with the other Proposals?

If your shares of Common Stock are held of record in your own name, please authorize a proxy to vote by marking, signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your BLUE proxy card).

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a BLUE voting instruction form is submitted on your behalf. Please follow the instructions to authorize a proxy to vote provided on the enclosed BLUE voting instruction form. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed BLUE voting instruction form.

YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the 2024 Annual Meeting, we encourage you to read this Proxy Statement and date, sign and return your completed BLUE proxy card or BLUE voting instruction form as soon as possible prior to the 2024 Annual Meeting so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the 2024 Annual Meeting, we recommend that you authorize a proxy to vote your shares of Common Stock in advance as described above to ensure that your vote will be counted if you later decide not to attend the 2024 Annual Meeting.

If you sign and submit your BLUE proxy card or BLUE voting instruction form without specifying how you would like your shares of Common Stock voted, your shares will be voted as described in this Proxy Statement and in accordance with the discretion of the persons named on the BLUE proxy card or BLUE voting instruction form with respect to any other matters that may be voted upon at the 2024 Annual Meeting.

Revocation of Proxies

Stockholders may revoke their proxies at any time prior to exercise by attending and voting at the 2024 Annual Meeting (although attendance at the 2024 Annual Meeting will not in and of itself constitute revocation of a proxy), by delivering a written notice of revocation, or by signing and delivering a subsequently dated proxy which is properly completed. The latest dated proxy is the only one that will be counted. The revocation may be delivered either to us in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company at 1 Bella Drive, Westminster, MA 01473, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to us in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date. Additionally, Saratoga may use this information to contact Stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Soliciting Group Nominees.

IF YOU WISH TO VOTE FOR GENERAL RENUART AND MR. STRAUS, PLEASE SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Soliciting Group. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements. Solicitations may be made by certain of the respective directors, officers, members and employees of certain of the Soliciting Group and the Soliciting Group Nominees, none of whom will, except as described elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Soliciting Group Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees.

We have engaged Saratoga to assist in the solicitation of proxies and for related advisory services in connection with the 2024 Annual Meeting for a fee not to exceed $75,000. Saratoga is also entitled to reimbursement of reasonable expenses incurred in connection with the solicitation or the other services provided by Saratoga. We have agreed to indemnify Saratoga against any loss, liability or claim arising under or related to Saratoga’s engagement other than losses, liabilities or claims arising from Saratoga’s gross negligence or willful misconduct.

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Through Saratoga, we have requested banks, brokerage houses and other custodians, nominees, and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. We intend to reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately 15 persons to solicit Stockholders for the 2024 Annual Meeting.

The entire expense of soliciting proxies is being borne by the Participants. Costs of this solicitation of proxies are currently estimated to be between $500,000 and $600,000. The Soliciting Group estimates that through the date hereof, its expenses in connection with this solicitation are approximately $250,000. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with this solicitation. To the extent legally permissible, the Soliciting Group intends to seek reimbursement from the Company for expenses that we incur in connection with the solicitation of proxies for the election of the Soliciting Group Nominees to the Board at the 2024 Annual Meeting. We do not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The participants in this proxy solicitation are the Soliciting Group and any and all of the Soliciting Group Nominees (collectively, the “Participants”).

The Participants who own Common Stock directly or who indirectly beneficially own the Common Stock, as disclosed in this Proxy Statement, through their applicable interests in the Common Stock, bear economic exposure to fluctuations in the market price of the Common Stock and may therefore be deemed to have a direct or indirect interest in the Company’s securities and the outcome of each of the Proposals to the extent that the Proposals may have an effect on the market price of the Common Stock.

In addition, each of the Soliciting Group Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of (i) any payments or other rights that each Soliciting Group Nominee has or may receive under their respective Indemnification Agreements, see Interests in the Solicitation and Arrangements among the Participants under Proposal 1, which is incorporated herein by reference, and (ii) any compensation or other rights that each of the Nominees may receive from the Company as a director if elected to the Board, see the Company’s Proxy Statement for disclosures with respect to director compensation, which is incorporated herein by reference.

Except as set forth in this Proxy Statement (including Annex A and Schedule I attached hereto, which are incorporated herein by reference), (i) during the past ten (10) years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities (other than margin loans made by brokerage firms in the ordinary course of business); (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the 2024 Annual Meeting.

The principal business address of each of the Participants is set forth in Annex A, which is incorporated here by reference.

Legal Proceedings

To our knowledge, there are no material legal proceedings to which any Participant, the Soliciting Group Nominees or any of their respective associates are a party adverse to the Company or any of its subsidiaries, or any material legal proceedings in which any of the Participants, the Soliciting Group Nominees or any of their respective associates have a material interest adverse to the Company or any of its subsidiaries.

STOCKHOLDER NOMINATIONS AND PROXY ACCESS

According to the Company’s Proxy Statement, Stockholders may nominate director candidates and make proposals to be considered at the Company’s 2025 Annual Meeting of Stockholders (the “2025 Annual Meeting”). In accordance with the Bylaws, any Stockholder nominations of one or more candidates for election as directors at the 2025 Annual Meeting or any other proposal for consideration at the 2025 Annual Meeting must be received by the Company at the address set forth below, together with certain information specified in the Bylaws, not less than 60 days (October 20, 2025) nor more than 90 days (September 20, 2025) prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, such nomination or proposal must be received by the Company no later than the later of 70 days prior to the date of such annual meeting and the 10th day following the day on which public disclosure of the date of such annual meeting was made.

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In addition to being able to present proposals for consideration at the 2025 Annual Meeting, Stockholders may also be able to have their proposals included in the Company’s proxy statement and form of proxy for the 2025 Annual Meeting. In order to have a stockholder proposal included in the proxy statement and form of proxy, the proposal must be delivered to the Company at the address set forth below not later than July 28, 2025, and the Stockholder must otherwise comply with the applicable requirements of the SEC and the Bylaws. If the Stockholder complies with these requirements for inclusion of a proposal in the Company’s proxy statement and form of proxy, the Stockholder need not comply with the notice requirements described in the preceding paragraph.

In addition to satisfying the foregoing requirements under the Bylaws, to comply with the universal proxy rules, Stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide notice that sets forth the information required by Rule 14a-19 of the Exchange Act no later than October 20, 2025.

A copy of the full text of the provisions of the Bylaws discussed above may be obtained by writing to the Company’s corporate secretary and all notices and nominations referred to above must be sent to the Company’s corporate offices at the following address: TechPrecision Corporation, 1 Bella Drive, Westminster, MA 01473, Attention: Corporate Secretary.

The information set forth above regarding the procedures for submitting Stockholder proposals for consideration at the 2025 Annual Meeting is based on information contained in the Company’s Proxy Statement and the Bylaws. Stockholders should refer to the Company’s Proxy Statement and its other public filings in order to review this disclosure. The inclusion of this information in this Proxy Statement should not be construed as an admission by the Soliciting Group that such procedures are legal, valid or binding.

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OTHER MATTERS AND ADDITIONAL INFORMATION

We are unaware of any other matters to be considered at the 2024 Annual Meeting other than as described herein. Should other matters, which we are not aware of a reasonable time before this solicitation, be brought before the 2024 Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card or BLUE voting instruction form will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple Stockholders in your household. We will promptly deliver a separate copy of the document to you if you contact our proxy solicitor, Saratoga, or call toll free at (888) 368-0379. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address or phone number.

Please refer to the Company’s Proxy Statement and annual report for certain information and disclosure required by applicable law.

This Proxy Statement is dated November 26, 2024. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to Stockholders shall not create any implication to the contrary.

You are advised to read this Proxy Statement and other relevant documents when they become available because they will contain important information. You may obtain a free copy of this Proxy Statement and other relevant documents that we file with the SEC at the SEC’s website at www.sec.gov or by calling Saratoga at the address and phone number indicated above.

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YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES OF COMMON STOCK YOU OWN. WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY TO VOTE “FOR” THE ELECTION OF GENERAL RENUART AND MR. STRAUS AND “WITHHOLD” ON THE ELECTION OF THE TWO (2) OPPOSED COMPANY NOMINEES. WE MAKE NO RECOMMENDATION WITH RESPECT TO YOUR VOTES ON THE ELECTION OF THE OTHER FOUR (4) COMPANY NOMINEES.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS REQUIRED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE 2024 ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE INCLUDES, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE COMMON STOCK AND THE OWNERSHIP OF COMMON STOCK BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY, INFORMATION CONCERNING EXECUTIVE AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE BOARD AND ITS COMMITTEES, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, INFORMATION ON HOW TO ATTEND THE 2024 ANNUAL MEETING AND VOTE, AND OTHER IMPORTANT INFORMATION.

WE TAKE NO RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION THAT IS IN THE COMPANY’S PROXY STATEMENT. EXCEPT AS OTHERWISE NOTED HEREIN, THE INFORMATION IN THIS PROXY STATEMENT CONCERNING THE COMPANY HAS BEEN TAKEN FROM OR IS BASED UPON DOCUMENTS AND RECORDS ON FILE WITH THE SEC AND OTHER PUBLICLY AVAILABLE INFORMATION.

STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT AND ANNUAL REPORT FILED WITH THE SEC FOR CERTAIN ADDITIONAL INFORMATION AND DISCLOSURE REQUIRED TO BE MADE BY THE COMPANY IN CONNECTION WITH THE 2024 ANNUAL MEETING, INCLUDING THE COMPANY’S NOMINEES AS REQUIRED BY ITEM 7 OF SCHEDULE 14A, AND IN ACCORDANCE WITH APPLICABLE LAW. STOCKHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

ROBERT D. STRAUS November 26, 2024

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Annex A

INFORMATION CONCERNING PARTICIPANTS IN THE SOLICITATION

Each of the Participants and/or the Soliciting Group Nominees may be deemed “participants” under SEC rules in this solicitation. Information regarding the Participants is set forth below.

Except as described in the Proxy Statement, no Participant in this solicitation beneficially owns any securities of the Company or has any personal ownership interest, direct or indirect, in any securities of the Company. Set forth in this Annex A are transactions in the Company’s securities effected by the Participants within the past two years. The source of funding for these transactions was derived from the respective capital of each applicable Participant.

Any shares of Common Stock held by any Participant in “street name” may be held in brokerage custodian accounts which, from time to time in the ordinary course, may utilize margin borrowing in connection with purchasing, borrowing or holding of securities and such shares of Common Stock may thereby have been, or in the future may become, subject to the terms and conditions of such margin debt and terms, together with all other securities held therein.

Except as described herein, as of the date hereof, no part of the purchase price or market value of any securities of the Company described in Annex A are represented by funds that were borrowed or otherwise obtained for the purpose of acquiring or holding such securities by any Participant (other than margin loans made by brokerage firms in the ordinary course of business).

Persons Making the Solicitation

The name, principal business address and the principal occupation or employment of the Participants in this solicitation are set forth below or under Proposal 1 – The Soliciting Group’s Nominees, which is incorporated by reference herein.

Wynnefield Partners Small Cap Value, L.P. I (“Wynnefield Partners I”) is a Delaware limited partnership whose principal business address is 450 Seventh Avenue, Suite 509, New York, New York 10123. The principal business of Wynnefield Partners I is to invest in securities.

Wynnefield Partners Small Cap Value, L.P. (“Wynnefield Partners”) is a Delaware limited partnership whose principal business address is 450 Seventh Avenue, Suite 509, New York, New York 10123. The principal business of Wynnefield Partners is to invest in securities.

Wynnefield Small Cap Value Offshore Fund, Ltd. (“Wynnefield Offshore”) is a private investment company organized under the laws of the Cayman Islands, whose principal business address is 450 Seventh Avenue, Suite 509, New York, New York 10123. The principal business of Wynnefield Offshore is to invest in securities.

Wynnefield Capital, Inc. Profit Sharing Plan (the “Profit Sharing Plan”) is an employee profit sharing plan governed by the laws of the State of Delaware, whose principal business address is 450 Seventh Avenue, Suite 509, New York, New York 10123. The principal business of the Profit Sharing Plan is to service as an employee-benefit plan conferring certain employee and long-term benefits to employees of Wynnefield Partners I and its affiliates.

Wynnefield Capital Management, LLC (“WCM”) is a New York limited liability company that is the general partner of Wynnefield Partners and Wynnefield Partners I, whose principal business address is 450 Seventh Avenue, Suite 509, New York, New York 10123. The principal business of WCM is to serve as the general partner and investment manager of each of Wynnefield Partners, Wynnefield Partners I, and certain of their respective affiliates from time to time.

Wynnefield Capital, Inc. (“WCI”) is a Delaware corporation that is the sole investment manager of Wynnefield Offshore, whose principal business address is 450 Seventh Avenue, Suite 509, New York, New York 10123. The principal business of WCI is to serve as the investment manager of Wynnefield Offshore, and certain of its affiliates from time to time.

Nelson Obus, a citizen of the United States, is the president of WCI, the co-managing member of WCM and the co-trustee of the Profit Sharing Plan. The principal business address of Mr. Obus is 450 Seventh Avenue, Suite 509, New York, New York 10123.

Joshua H. Landes, a citizen of the United States, is the vice-president of WCI, the co-managing member of WCM and the co-trustee of the Profit Sharing Plan. The principal business address of Mr. Landes is 450 Seventh Avenue, Suite 509, New York, New York 10123.

Robert D. Straus, individually and as a Soliciting Group Nominee, is a citizen of the United States and a portfolio manager at the Wynnefield Group. The principal business address of Mr. Straus is 326 Watertown Street, #95081, Newton, Massachusetts 02458.

General Victor E. Renuart Jr. is a citizen of the United States and the president and founder of The Renuart Group, LLC. The principal business address of Gen. Renuart is 19001 Searstone Drive, Unit 334, Cary, North Carolina 27513.

Beneficial and Record Ownership Information

The following information describes the number of shares of Common Stock that are beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by each of the Participants in this solicitation as of the Record Date.

Name	Ownership
Wynnefield Partners Small Cap Value, L.P.	114,857 shares of Common Stock owned directly and beneficially.
Wynnefield Partners Small Cap Value, L.P. I	180,546 shares of Common Stock owned directly and beneficially.
Wynnefield Small Cap Value Offshore Fund, Ltd.	72,396 shares of Common Stock owned directly and beneficially.
Wynnefield Capital, Inc. Profit Sharing Plan	65,806 shares of Common Stock owned directly and beneficially.
Wynnefield Capital Management, LLC	295,403 shares of Common Stock owned indirectly and beneficially.
Wynnefield Capital, Inc.	72,396 shares of Common Stock owned indirectly and beneficially.
Robert D. Straus	200,001 shares of Common Stock owned directly and beneficially.

Nelson Obus and Joshua H. Landes, as co-managing members of WCM, the sole general partner of Wynnefield Partners I, have voting and dispositive power over the shares held by Wynnefield Partners I. The business address of Wynnefield Partners I is 450 Seventh Avenue, Suite 509, New York, NY 10123.

Nelson Obus and Joshua H. Landes, as co-managing members of WCM, the sole general partner of Wynnefield Partners, have voting and dispositive power over the shares held by Wynnefield Partners. The business address of Wynnefield Partners is 450 Seventh Avenue, Suite 509, New York, NY 10123.

Nelson Obus and Johua H. Landes, as executive officers of WCI, the sole investment manager of Wynnefield Offshore, have voting and dispositive power over the shares held by Wynnefield Offshore. The business address of Wynnefield Offshore is 450 Seventh Avenue, Suite 509, New York, NY 10123.

Nelson Obus and Johua H. Landes, as co-trustees of the Profit Sharing Plan, have voting and dispositive power over the shares held by the Profit Sharing Plan. The business address of the Profit Sharing Plan is 450 Seventh Avenue, Suite 509, New York, NY 10123.

Nelson Obus and Joshua H. Landes, as co-managing members of WCM, have voting and dispositive power over the shares held by WCM. The business address of WCM is 450 Seventh Avenue, Suite 509, New York, NY 10123.

Nelson Obus and Joshua H. Landes, as executive officers of WCI, have voting and dispositive power over the shares held by WCI. The business address of WCI is 450 Seventh Avenue, Suite 509, New York, NY 10123.

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS

The following table sets forth all transactions in the Common Stock of the Company effected in the last two years by the Participants. Except as otherwise noted below, all such transactions were effected in the open market, and the table excludes commissions paid in per share prices.

Entity	Trade Date	Buy/Sell	No. of Shares	Price Per Share ($)	Security
Wynnefield Partners Small Cap Value, L.P.	Jul 20, 2023	Buy	12,737	$7.24850	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Jul 21, 2023	Buy	9,780	$7.25000	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Jul 27, 2023	Buy	12,914	$7.25000	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Jul 28, 2023	Buy	926	$7.25000	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Jul 31, 2023	Buy	6,586	$7.25000	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Aug 1, 2023	Buy	21,853	$7.25000	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Aug 2, 2023	Buy	3,139	$7.25000	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Aug 4, 2023	Buy	1,283	$7.25000	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Aug 9, 2023	Buy	3,454	$7.28000	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Aug 11, 2023	Buy	2,701	$7.26390	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Aug 15, 2023	Buy	6,295	$7.22730	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Aug 16, 2023	Buy	2,132	$7.27000	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Aug 25, 2023	Buy	1,224	$7.03110	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Aug 28, 2023	Buy	1,978	$7.09670	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Aug 29, 2023	Buy	6,212	$7.09040	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Aug 30, 2023	Buy	4,707	$7.05000	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Sep 5, 2023	Buy	4,261	$6.89700	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Nov 9, 2023	Buy	1,125	$6.95000	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Nov 16, 2023	Buy	490	$6.95000	Common Stock

Entity	Trade Date	Buy/Sell	No. of Shares	Price Per Share ($)	Security
Wynnefield Partners Small Cap Value, L.P.	Nov 17, 2023	Buy	298	$6.95000	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Nov 21, 2023	Buy	1,429	$6.94910	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Feb 26, 2024	Buy	3,692	$3.59750	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Feb 27, 2024	Buy	3,216	$4.07910	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Feb 29, 2024	Buy	1,693	$4.10870	Common Stock
Wynnefield Partners Small Cap Value, L.P.	Mar 14, 2024	Buy	732	$4.08910	Common Stock

Entity	Trade Date	Buy/Sell	No. of Shares	Price Per Share ($)	Security
Wynnefield Partners Small Cap Value, L.P. I	Jul 18, 2023	Buy	572	$7.25000	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Jul 20, 2023	Buy	19,803	$7.24850	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Jul 21, 2023	Buy	15,205	$7.25000	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Jul 27, 2023	Buy	20,080	$7.25000	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Jul 28, 2023	Buy	1,439	$7.25000	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Jul 31, 2023	Buy	10,240	$7.25000	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Aug 1, 2023	Buy	33,977	$7.25000	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Aug 2, 2023	Buy	4,881	$7.25000	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Aug 3, 2023	Buy	230	$7.25000	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Aug 4, 2023	Buy	1,995	$7.25000	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Aug 8, 2023	Buy	200	$7.25000	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Aug 9, 2023	Buy	5,371	$7.28000	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Aug 11, 2023	Buy	4,199	$7.26390	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Aug 15, 2023	Buy	9,788	$7.22730	Common Stock

Entity	Trade Date	Buy/Sell	No. of Shares	Price Per Share ($)	Security
Wynnefield Partners Small Cap Value, L.P. I	Aug 16, 2023	Buy	3,315	$7.27000	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Aug 25, 2023	Buy	1,903	$7.03110	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Aug 28, 2023	Buy	3,075	$7.09670	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Aug 29, 2023	Buy	9,659	$7.09040	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Aug 30, 2023	Buy	7,319	$7.05000	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Sep 5, 2023	Buy	6,625	$6.89700	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Sep 6, 2023	Buy	1,421	$6.90000	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Nov 9, 2023	Buy	1,749	$6.95000	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Nov 16, 2023	Buy	763	$6.95000	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Nov 21, 2023	Buy	2,222	$6.94910	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Feb 26, 2024	Buy	5,741	$3.59750	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Feb 27, 2024	Buy	5,001	$4.07910	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	Feb 29, 2024	Buy	2,633	$4.10870	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	March 1, 2024	Buy	2	$4.09000	Common Stock
Wynnefield Partners Small Cap Value, L.P. I	March 14, 2024	Buy	1,138	$4.08910	Common Stock

Entity	Trade Date	Buy/Sell	No. of Shares	Price Per Share ($)	Security
Wynnefield Small Cap Value Offshore Fund, Ltd.	Jul 20, 2023	Buy	8,049	$7.24850	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Jul 21, 2023	Buy	6,180	$7.25000	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Jul 27, 2023	Buy	8,161	$7.25000	Common Stock

Wynnefield Small Cap Value Offshore Fund, Ltd.	Jul 28, 2023	Buy	585	$7.25000	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Jul 31, 2023	Buy	4,162	$7.25000	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Aug 1, 2023	Buy	13,809	$7.25000	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Aug 2, 2023	Buy	1,984	$7.25000	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Aug 4, 2023	Buy	810	$7.25000	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Aug 9, 2023	Buy	2,183	$7.28000	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Aug 11, 2023	Buy	1,706	$7.26390	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Aug 15, 2023	Buy	3,979	$7.22730	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Aug 16, 2023	Buy	1,348	$7.27000	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Aug 25, 2023	Buy	774	$7.03110	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Aug 28, 2023	Buy	1,249	$7.09670	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Aug 29, 2023	Buy	3,926	$7.09040	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Aug 30, 2023	Buy	2,974	$7.05000	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Sep 5, 2023	Buy	2,693	$6.89700	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Nov 9, 2023	Buy	710	$6.95000	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Nov 16, 2023	Buy	310	$6.95000	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Nov 21, 2023	Buy	904	$6.94910	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Feb 26, 2024	Buy	2,334	$3.59750	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Feb 27, 2024	Buy	2,033	$4.07910	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	Feb 29, 2024	Buy	1,070	$4.10870	Common Stock
Wynnefield Small Cap Value Offshore Fund, Ltd.	March 14, 2024	Buy	463	$4.08910	Common Stock

Entity	Trade Date	Buy/Sell	No. of Shares	Price Per Share ($)	Security
Wynnefield Capital, Inc. Profit Sharing Plan	Jul 7, 2023	Buy	2,516	$7.21330	Common Stock

Wynnefield Capital, Inc. Profit Sharing Plan	Jul 10, 2023	Buy	300	$7.25000	Common Stock
Wynnefield Capital, Inc. Profit Sharing Plan	Jul 11, 2023	Buy	400	$7.25000	Common Stock
Wynnefield Capital, Inc. Profit Sharing Plan	Jul 13, 2023	Buy	23,178	$7.24500	Common Stock
Wynnefield Capital, Inc. Profit Sharing Plan	Jul 14, 2023	Buy	27,893	$7.25000	Common Stock
Wynnefield Capital, Inc. Profit Sharing Plan	Jul 17, 2023	Buy	11,519	$7.25000	Common Stock

Nominee	Trade Date	Buy/Sell	No. of Shares	Price Per Share ($)	Security
Robert D. Straus	March 16, 2023	Buy	4375	$7.00	Common Stock

IMPORTANT

Your vote is important. No matter how many shares of Common Stock you own, please give us your proxy “FOR” the election of General Renuart and Mr. Straus and in accordance with our recommendations on the other proposals on the agenda for the 2024 Annual Meeting by SIGNING, DATING AND MAILING the enclosed BLUE proxy card or BLUE voting instruction form TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a broker, only the broker can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting instruction form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga using the contact information set forth below.

If you have any questions, require assistance in voting your BLUE proxy card or BLUE voting instruction form, or need additional copies of the Soliciting Group’s proxy materials, please contact Saratoga using the contact information below:

Stockholders Call Toll-Free: (888) 368-0379

Banks and Brokers Call Collect: (212) 257-1311

E-mail: info@saratogaproxy.com

TECHPRECISION CORPORATION

2024 ANNUAL MEETING OF STOCKHOLDERS

THIS BLUE PROXY CARD IS SOLICITED ON BEHALF OF WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I, ROBERT D. STRAUS, THEIR RESPECTIVE AFFILIATES AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF TECHPRECISION CORPORATION IS NOT SOLICITING THIS BLUE PROXY CARD

P R O X Y

The undersigned appoints Nelson J. Obus, Stephen Zelkowicz, Ann Marie Mellone and John Ferguson, and each of them, as attorneys and agents with full power of substitution to vote all shares of common stock, par value $0.0001 per share (the “Common Stock”), of TechPrecision Corporation (the “Company”) which the undersigned would be entitled to vote if personally present at the 2024 annual meeting of stockholders of the Company scheduled to be held virtually on December 19, 2024, at 10:00 a.m., Eastern Time (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of stockholders held in lieu thereof, the “2024 Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as marked on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the 2024 Annual Meeting that are unknown to Wynnefield Partners Small Cap Value, L.P. I, Robert D. Straus, and their respective affiliates (collectively, the “Soliciting Group”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, WILL BE VOTED “FOR” THE ELECTION OF THE TWO (2) SOLICITING GROUP NOMINEES, “WITHHOLD” ON THE ELECTION OF THE TWO (2) COMPANY NOMINEES OPPOSED BY THE SOLICITING GROUP, AND “WITHHOLD” ON THE ELECTION OF THE OTHER FOUR (4) COMPANY NOMINEES IN PROPOSAL 1, “ABSTAIN” ON PROPOSAL 2, “FOR” PROPOSAL 3, “AGAINST” PROPOSAL 4, AND IN THE PROXY HOLDER’S DISCRETION AS TO OTHER MATTERS THAT WE DO NOT KNOW, A REASONABLE TIME BEFORE THE SOLICITATION, ARE TO BE PRESENTED AT THE 2024 ANNUAL MEETING.

This Proxy will be valid until the completion of the 2024 Annual Meeting. This Proxy will only be valid in connection with the Soliciting Group’s solicitation of proxies for the 2024 Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

☒ Please mark vote as in this example

THE SOLICITING GROUP STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE ELECTION OF THE TWO (2) SOLICITING GROUP NOMINEES AND NOT TO VOTE “FOR” EITHER OF THE TWO (2) COMPANY NOMINEES OPPOSED BY THE SOLICITING GROUP IN PROPOSAL 1. THE SOLICITING GROUP MAKES NO RECOMMENDATION WITH RESPECT TO THE ELECTION OF THE REMAINING FOUR (4) COMPANY NOMINEES.

YOU MAY SUBMIT VOTES FOR UP TO SIX (6) NOMINEES. YOU ARE PERMITTED TO VOTE FOR LESS THAN SIX (6) NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS ON THIS BLUE PROXY CARD, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY “FOR” THOSE NOMINEES YOU HAVE SO MARKED.

1.	Election of Directors

THE SOLICITING GROUP NOMINEES	FOR	WITHHOLD
a) General Victor E. Renuart Jr.	☐	☐
b) Robert D. Straus	☐	☐

OTHER COMPANY NOMINEES	FOR	WITHHOLD
a) Andrew A. Levy	☐	☐
b) John A. Moore	☐	☐
c) Walter M. Schenker	☐	☐
d) Alexander Shen	☐	☐

COMPANY NOMINEES OPPOSED BY THE SOLICITING GROUP	FOR	WITHHOLD
a) Robert A. Crisafulli	☐	☐
b) Richard S. McGowen	☐	☐

THE SOLICITING GROUP MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2.

2.	Approve an amendment to increase the number of shares available under the Company’s 2016 Long-Term Incentive Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

THE SOLICITING GROUP RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL 3.

3.	Ratification of the selection of CBIZ CPAs P.C. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2025.

☐ FOR	☐ AGAINST	☐ ABSTAIN

THE SOLICITING GROUP RECOMMENDS THAT STOCKHOLDERS VOTE “AGAINST” PROPOSAL 4.

4.	Advisory vote to approve the Company’s named executive officers’ compensation.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.